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Exhibit 99.4(d)(ii) to Form 18-K

Description of The State of Victoria

OUTLINE OF STATE OF VICTORIA

General

Location, Area, Topography, Population and Other General Information

        The State of Victoria ("Victoria" or the "State"), one of the six states of the Commonwealth of Australia ("Australia" or the "Commonwealth"), covers 227,600 square kilometres (87,800 square miles) representing approximately 3% of the total area of Australia. Almost all of Victoria lies in the fertile south eastern coastal region of Australia. Its topography is characterised by plains in the north, a central mountainous region extending east and west across the State and coastal plains interrupted by hills to the south.

        Victoria was settled in the 1830s by groups of free settlers from Tasmania and New South Wales and achieved self-government from Britain in 1855. At the end of March 2002, Victoria had an estimated population of approximately 4.9 million persons, or 25% of the Australian population of 19.7 million. Although it contains a relatively small percentage of the area of Australia, Victoria is the second most populous state after New South Wales. Melbourne, the State capital, contains approximately 73% of Victoria's population and provides the major market for goods and services in Victoria. It is also one of the two largest financial and commercial service centres of Australia as well as a major industrial and cultural centre.

        Victoria has a diversified, mature economy with significant manufacturing, mining, agricultural and services sectors and contributed approximately 32% of total Australian manufacturing output and around 35% of new investment in the manufacturing sector. In 2000/01, the Victorian economy represented approximately 26% of Australia's GDP. A land transportation network of 5,362 network route kilometres of railway and tramway lines and about 155,000 kilometres of public roads supports the development of Victoria's resources.

        While Victoria has autonomy and control in respect of those functions which are within its constitutional responsibility, it forms a part of the Commonwealth of Australia and in many important respects its economic performance and prospects are closely interrelated with those of Australia as a whole. In particular, primary responsibility for overall economic management in Australia rests with the Commonwealth Government. The Commonwealth Government has responsibility for monetary policy, national budget policy, fiscal policy, exchange rates and external policy.

Politics

  General

        The Commonwealth of Australia was formed as a federal union on 1 January 1901 when the six British colonies of New South Wales, Victoria, Queensland, South Australia, Western Australia and Tasmania were united as States in a Federation. In addition to the six States, Australia has ten territories—including the Northern Territory and the Australian Capital Territory, which contains the nation's capital of Canberra. The Commonwealth Parliament has power to legislate on specific matters of national interest, such as defence, external affairs, overseas trade and commerce, currency and banking. It also has exclusive power to impose customs and exercise duties and equal power with the States to levy other forms of taxation. The State Parliaments retain power over all matters other than those expressly granted to the Commonwealth under the Constitution. In areas in which the Commonwealth Parliament and the States have concurrent powers, Commonwealth legislation shall prevail and State legislation, to the extent of any inconsistency with Commonwealth legislation, shall be invalid. The States' powers include control over education, public health, police and justice, transport, roads and railways, industry, agriculture, forestry and mining, public works, ports, electricity, gas and water supply and irrigation.

  Parliament and Political Parties

        Victoria follows the British parliamentary system of government, with the Parliament consisting of a Legislative Council and Legislative Assembly (the Upper and Lower Houses, respectively).

        The function of Parliament is to enact legislation which may be proposed by any member of Parliament from either House, with the exception that all bills relating to taxation or appropriation of funds required for State expenditure must originate in the Legislative Assembly. The Legislative Council, however, may reject these bills or suggest amendments to such bills, provided these suggested amendments will not have the effect of increasing any proposed charge or burden on the people, and the Legislative Assembly may accept the suggested amendments if it so desires. In practice, almost all bills are introduced in the Legislative Assembly by the Government of the day. Only Parliament can authorise the expenditure of public monies. Both Houses must approve legislation in order for it to become law.

        The duration of Parliament depends upon the life of the Legislative Assembly. Except as noted below under "Executive", Parliament has a minimum term of three years and a maximum term of four years. These arrangements date from the election held in March 1985. Members of Parliament are elected by compulsory popular vote. Legislative Council members are elected for a period of two terms of the Legislative Assembly, with half of them retiring at the end of each term of the Legislative Assembly.

        Three political parties are represented in the Victorian Parliament: the Australian Labor Party, the Liberal Party and the National Party of Australia (Victoria). Two members independent of a political party have also been elected to Parliament. The general election of the Legislative Assembly, held on 30 November, 2002 resulted in the Australian Labor Party being returned to government. The leader of the Australian Labor Party, the Honourable Steve Bracks, MP, holds the Office of Premier. The Honourable John Thwaites, MP, is the Deputy Premier. The Liberal Party forms the official Opposition. The composition of the Victorian Parliament following that election and a subsequent by-election is as follows:

Legislative Assembly
Australian Labor Party	62
Liberal Party	17
National Party of Australia (Victoria)	7
Independent Members	2

88

Legislative Council
Liberal Party	15
National Party of Australia (Victoria)	4
Australian Labor Party	25

44

  Executive

        Under the Victorian Constitution, the ultimate executive power is vested in the Crown and is exercised by the Governor as the Crown's appointed representative. The Governor summons and prorogues (discontinues meeting without dissolving) Parliament and, at the beginning of each Parliament, outlines the Government's legislative programme in his opening speech. In the name of the Crown, he gives assent to bills which have passed all stages of Parliament.

        The Governor may dissolve the Legislative Assembly, although the power to do so before the expiration of the three-year minimum term is restricted to situations where there is a deadlock between the Legislative Assembly and the Legislative Council or there is a resolution of the Legislative Assembly expressing a lack of confidence in the Government.

        The Governor acts by convention upon the advice of a Cabinet of Ministers (the "Cabinet"), the leader of whom is called the Premier. Ministers are members of either House of Parliament and generally belong to the party or coalition of parties which has a majority in the Legislative Assembly. Such Ministers form the Government with the practical result that executive power is exercised by the Premier and the other Ministers. Not more than six Ministers may, at any one time, be members of the Legislative Council and not more than 17 may be members of the Legislative Assembly.

  Judiciary

        Judicial power in Australia is vested in the High Court of Australia (the "High Court"), other Federal courts and the courts of the States and Territories. The judicial system in Victoria operates principally through the Magistrates Courts, the County Courts and the Supreme Court. The judges in Victorian courts are appointed by the Crown, as represented by the Governor, acting upon advice of the Cabinet. Appeals may be taken from the Supreme Court of Victoria to the High Court of Australia. The High Court is a superior court of record and consists of the Chief Justice and six other Justices who are appointed by the Australian Governor-General in Council following consultations with the States.

Economy of Victoria

Overview

        In 2000-01, Victoria's total Gross State Product ("GSP") was $171,308 million1. Victoria's share of national Gross Domestic Product ("GDP") was around 25.6%, similar to its population share. Per capita GSP in Victoria in 2000-01 was $35,703 or 2.7% higher than the national average and the third highest per capita GSP among the six States of Australia.

(1)
GSP data for 2001-02 are not yet available, although GDP data have been released.

        The manufacturing sector generates 16% of Victoria's GSP, compared with 13% for Australia as a whole. Since the early 1970s, the services sector has expanded faster than the agriculture, mining and manufacturing sectors and now contributes more than two thirds of GSP.

INDUSTRY COMPOSITION OF GDP 2000-01
Percentage Share

	Victoria (%)	Australia (%)
Industry
Agriculture	3.5	3.6
Mining	1.9	5.3
Manufacturing	16.0	12.8
Infrastructure services(a)	16.4	16.1
Commercial services(b)	38.1	36.4
Community services(c)	15.3	16.1
Ownership of dwellings	8.8	9.7
Total	100.0	100.0

(a)
Consists of utilities, construction, transport and storage and communication services.

(b)
Consists of wholesale and retail trade, accommodation, cafes and restaurants, finance and insurance, property and business services, cultural and recreational services and personal and other services.

(c)
Consists of government administration and defence, education and health and community services.

Source: Australian Bureau of Statistics.

        Victoria relies slightly less than other States on internal spending and more on interstate trade to sustain economic activity. Net interstate exports account for a higher proportion of GSP in Victoria than in other States. Exports of goods from Victoria to the rest of Australia include crude oil, food and beverages, textiles, clothing and footwear, paper products, chemicals, metal products, motor vehicles and consumer goods. Victoria is also an exporter of legal, accounting, computing, advertising and other business services to the rest of Australia.

EXPENDITURE COMPOSITION OF GDP 2000-01(1)
Percentage Share

	Victoria (%)	Australia (%)
Type of Spending
Private Consumption	58.9	60.0
Private Investment	18.4	17.4
Government	19.6	22.9
Other(2)	3.1	-0.3
Total	100.0	100.0

(1)
At the date of this report, data for 2001-02 were not available.

(2)
Net exports overseas (and, for Victoria, to other States of Australia) plus change in inventories.

Source: Australian Bureau of Statistics.

Major Economic Developments

  Gross Domestic Product, National Income and Other General Information

        The Australian economy has been generally characterised by strong growth in output and employment since the 1990-91 recession. Over the period 1991-92 to 2001-02, Australia's real GDP growth averaged 3.9% per annum.

        Australia's average inflation rate (consumer price index, excluding "volatile items") declined from 5.5% in 1990-91 to under 2% in each of the three years to 1999-2000, before rising to 5.5% in 2000-01 (reflecting the one-off impact of the introduction of the GST on 1 July 2000) and 3.3% in 2001-02.

        The current account deficit has averaged 4.1% of GDP since 1990-91, but was a smaller 3.1% of GDP in 2001-02.

        Australia's net foreign debt averaged around 40% of GDP during the 1990s and currently sits at 46.1% in June 2002. Net foreign debt of the private sector has risen to around 44.0% of GDP in March 2002.

        Australia's real national GDP growth has been 4% per annum or greater in five of the past eight years.

        Employment growth in 2001-02 was 1.1%, following growth in 2000-01 of 2.1%. The national unemployment rate in September 2002 was 6.2%, down from a peak of 10.9% in December 1992.

        During the 1990-91 recession, economic activity fell much more sharply in Victoria than in other States but growth in output and employment subsequently recovered to be similar to that in the rest of Australia. Real growth in Victorian GSP over the period 1991-92 to 2000-01 averaged 4.2%. As at September 2002, the unemployment rate in Victoria stood at 5.8%. The Victorian unemployment rate has been at or below the national average since June 2000. Victorian population growth is now slightly above the national average, after being significantly lower in the early 1990's.

        Victoria's contribution to the national economy during the 1990s included rapid growth in private demand and a strong upturn in manufacturing and service sector output. The diversified structure of the Victorian economy provided a strong base for increased sales to the domestic market, which grew significantly over this period.

        A significant feature of the continued expansion of Victoria's economy has been the role of the private sector, and especially private investment, as a primary source of growth. Total real private gross fixed capital formation rose by an average of 10% per annum over the ten years to 2001-02. The strongest growth over this period was in intangible fixed assets investment (mainly computer software), as well as machinery and equipment investment.

        Victorian dwelling investment rose by 23.4% in 1999-00, fell by 12.1% in 2000-01 and rebounded 15.8% in 2001-02. Much of this pattern can be attributed to the introduction of the GST in July 2000, which caused prospective home builders to draw forward activity to avoid tax related price increases. The strength in 2001-02 was due in part to low interest rates.

        On a national accounts basis Victoria's international exports of goods rose by 2.8% in 2000-01 while imports of goods fell by 2.5%2. Exports of services fell by 1.1% and imports of services rose by 1.8%. Overall, Victoria's net imports of goods and services contributed 0.7 percentage points to GSP growth in 2000-01.

(2)
Data on international trade in goods are available for 2001-02 but not trade in services. Merchandise exports and imports rose 1.4% and 2.9% respectively in 2001-02.

        Consumer spending has also been an important source of growth. Victorian household final consumption expenditure grew by 4.4% in real terms in 2001-02, up from 2.2% in 2000-01, and above the 3.9% recorded for Australia as a whole.

        Employment did not begin to recover for almost two years after output had begun to increase in the early 1990s, but the lift in private activity in 1994 provided a significant boost to employment. Higher growth in private sector jobs more than offset reductions in public sector employment. The growth in employment was sufficient to absorb a rise in labour force participation and still result in a substantial fall in Victoria's unemployment rate, from a peak of 12.3% in August 1993 to a low of 5.3% in July 2002. The unemployment rate has since risen slightly to 5.8% in September 2002.

        In year average terms, Melbourne consumer prices rose 2.8% in 2001-02, down from 6.0% in 2000-01 (the 6.0% increase partly reflects the one-off impact of the introduction of the Commonwealth GST on 1 July 2000).

        The following table contains selected economic indicators for the Victorian economy and provides comparisons with that of Australia as a whole.

SELECTED ECONOMIC INDICATORS(B)

Year ended 30 June	1998	1999	2000	2001	2002	Average Annual Growth Rate 1998 through 2001
	(In $A millions, except per capita amounts or as otherwise indicated)
						(%)
Gross Product (State and National)
Victorian GDP (Market Prices)	140,771	150,754	160,518	171,308	n.a.	6.8
Australian GDP (Market Prices)	561,228	591,592	629,212	672,232	715,973	6.3	(a)
Victorian GDP (Factor Cost)	123,361	131,493	140,297	148,145	n.a.	6.3
Principal Components of Victorian GDP (Factor Cost)
Agriculture	3,830	4,155	4,874	5,248	n.a.	11.1
Mining	2,929	2,410	3,162	2,745	n.a.	-2.1
Manufacturing	21,236	21,566	22,361	23,687	n.a.	3.7
Construction	6,413	7,063	7,492	7,399	n.a.	4.9
Services (nec)	88,953	96,299	102,408	109,066	n.a.	7.0
Household Income
Victoria	123,115	131,233	139,920	150,407	n.a.	6.9
Australia	486,966	517,453	548,212	590,787	616,666	6.1	(a)
Disposable Household Income
Victoria	94,902	101,340	107,586	117,652	n.a.	7.4
Australia	373,176	396,366	417,827	458,956	477,334	6.3	(a)
Population (Thousands, end period)
Victoria	4,650	4,701	4,759	4,823	n.a.	1.2
Australia	18,760	18,984	19,225	19,485	n.a.	1.3
Unemployment Rate (%) (Seasonally adjusted, end period)
Victoria	8.0	7.1	6.1	6.2	6.3	n.a
Australia	7.9	6.8	6.2	6.9	6.5	n.a.
Annual Change in CPI Price Index (%)
Melbourne	-0.1	0.9	2.6	6.0	2.8	n.a.
Australia	0.0	1.2	2.4	6.0	2.9	n.a
Private Gross Fixed Capital Formation (Current Prices)
Victoria	25,327	28,809	31,168	31,416	35,499	8.8	(a)
Australia	108,724	112,828	123,899	115,875	128,503	4.3	(a)
Retail Sales (Current Prices)
Victoria	29,984	32,597	35,199	36,193	40,050	7.5	(a)
Australia	129,758	137,079	145,498	153,079	165,814	6.3	(a)
International Merchandise Exports
Victoria	15,930	16,485	19,034	22,507	22,240	8.7	(a)
Australia	87,768	85,992	97,287	119,540	121,201	8.4	(a)
Exchange Rate (end period)
$US per $A	0.6135	0.6596	0.5986	0.5075	0.5648	n.a.

n.a.
Not available.

(a)
Average annual growth rate 1998 to 2002.

(b)
Original terms.

Sources: Australian Bureau of Statistic, Reserve Bank of Australia.

  External Trade

        Despite an external environment of softening world economic growth, a competitive Australian dollar was supportive of Victorian exporters and import-competing industries during 2001-02.

        On a foreign trade basis, international exports of goods from Victoria fell in nominal terms by 0.2% from $22,525 million in 2000-01 to $22,483 million in 2001-02, compared with a rise of 1.4% for Australia as a whole (the latter includes gold).

        Major destinations for Victorian merchandise exports in 2001-02 were the North East Asia (19.7%), South East Asia (12.5%), the United States (10.3%), New Zealand (9.8%), Japan (9.3%) and the European Union (9.2%).

        Victoria's merchandise exports in 2001-02 included food and live animals chiefly for food ($6,423 million), machinery and transport equipment ($3,959 million), other manufactured goods ($2,763 million) and inedible crude materials other than fuels ($2,005 million).

        The expansion of manufactured exports reflects the increasingly outward orientation of the industry since the mid-1980s, combined with improvements in Australia's international competitiveness. Rapid growth has occurred over recent years in some smaller manufactured export categories including information technology, telecommunications and food processing.

        Mining exports consist mainly of crude oil from the Gippsland Basin fields and gold. Oil production has declined since the mid-1980s, reflecting a rundown in oil reserves.

        The following table shows exports from Victoria by commodity group for the years 1998-99 through 2001-02.

INTERNATIONAL EXPORTS FROM VICTORIA BY COMMODITY
$ millions

	1998-99	1999-00	2000-01	2001-02
Food and live animals chiefly for food	3,946	4,421	5,778	6,423
Beverages and tobacco	166	187	228	290
Crude materials, inedible (except fuels)	1,401	1,584	2,162	2,005
Mineral fuels, lubricants and related materials	798	1,218	1,394	1,134
Animal and vegetable oils, fats and waxes	107	113	108	105
Chemicals and related products	972	1,021	1,256	1,314
Manufactured goods classified chiefly by material	2,420	2,680	2,910	2,763
Machinery and transport equipment	2,911	3,460	4,087	3,959
Miscellaneous manufactured articles	1,046	1,163	1,401	1,321
Commodities and transactions of merchandise trade (not elsewhere classified)	2,768	2,688	3,202	3,169
Total exports	16,536	18,534	22,525	22,483

Source: Australian Bureau of Statistics.

        On a national accounts basis Victoria accounts for approximately 31% of national merchandise imports. The concentration of the manufacturing industry in Victoria means that a relatively high proportion of industrial supplies are shipped into factories in Victoria for processing and manufacture and are then transported to other States.

        Merchandise import volumes (on a national accounts basis) rose by 2.9% in 2001-02 after falling 2.5% in 2000-01.

        The following table shows Victorian imports by commodity group over the period 1998-99 to 2001-02.

IMPORTS TO VICTORIA BY COMMODITY
$ millions

	1998-99	1999-00	2000-01	2001-02
Food and live animals chiefly for food	1,313	1,358	1,764	1,494
Beverages and tobacco	134	141	242	225
Crude materials, inedible (except fuels)	585	625	683	623
Mineral fuels, lubricants and related materials	1,150	1,714	1,581	1,961
Animal and vegetable oils, fats and waxes	108	93	628	166
Chemicals and related products	3,249	3,353	3,636	3,891
Manufactured goods classified chiefly by material	4,470	4,685	4,750	4,969
Machinery and transport equipment	13,555	14,771	14,722	16,102
Miscellaneous manufactured articles	5,344	5,834	7,444	6,375
Commodities and transactions of merchandise trade (not elsewhere classified)	1,175	1,133	1,882	1,780
Total imports	31,083	33,708	37,332	37,586

Source: Australian Bureau of Statistics.

  Investment

        Private investment (gross fixed capital formation) on a national accounts basis has grown strongly since the 1990-91 recession, recording an average annual growth rate of 9.4% between 1992-93 and 2001-02. Since 1995-96, dwelling investment has been responsible for over one-third of this growth as Victoria's population growth rate has recovered toward the national average. In 2001-02, private investment increased strongly in both Victoria and Australia.

PRIVATE NEW CAPITAL EXPENDITURE VICTORIA
SELECTED INDUSTRIAL SECTORS

	1996-97	1997-98	1998-99	1999-00	2000-01	Average Annual Growth Rate 1996-97 through 2000-01
	(In A$ millions, unless otherwise indicated)					(%)
Mining	758	834	1,233	615	363	-16.8
Share of Australian Total (%)	9	8	14	12	7
Manufacturing	3,447	3,401	2,954	3,363	3,121	-2.5
Share of Australian Total (%)	34	31	31	35	37
Other Selected Industries	7,290	6,810	7,180	6,999	6,606	-2.4
Share of Australian Total (%)	29	28	27	25	26
Total	11,496	11,045	11,368	10,977	10,990	-3.2
Share of Australian Total (%)	26	24	25	26	26

Source: Australian Bureau of Statistics.

Note 1:
New capital expenditure differs from gross fixed capital formation because the latter is a more comprehensive measure, covering all industries and counting the value of the work done as it is performed, rather than when the project is completed.
Only new equipment acquisitions are included in the new capital expenditure figures, while the gross fixed capital formation series nets out disposals of fixed assets.
Note 2:	At the date of this report, data for 2001-02 were not available.

  Labour Situation

        The Australian Bureau of Statistics estimated that in June 2002, 3,933,200 persons aged 15 years and older resided in Victoria, of whom 2,504,700 persons, representing a participation rate of 63.7%, comprised the labour force. Within the latter total, approximately 2,347,800 persons or 93.7% were employed. Around 14% of the work force in Victoria are government employees (either Commonwealth, State or local).

        Unemployment has fallen significantly in Victoria since 1993. In June 2002, 6.3% of Victoria's labour force was unemployed, down from 12.1% in 1993, and compared with 6.5% for Australia in June 2002.

LABOUR FORCE
(Seasonally Adjusted) as at 30 June, Victoria

	1998	1999	2000	2001	2002	Average Annual Growth Rate 1998 through 2002	Share of Australian Total 2002
	(In thousands, unless otherwise indicated)					(%)	(%)
Victorian civilian population (aged 15 years and older)	3,703	3,756	3,812	3,873	3,933	1.5	25.2
Victorian labour force	2,353	2,369	2,418	2,469	2,505	1.6	25.1
Victorian employment	2,165	2,201	2,270	2,316	2,348	2.0	25.2
Participation rate (%)
Victoria	63.5	63.1	63.4	63.7	63.7	—	—
Australia	63.4	63.0	63.6	63.8	63.7	—	—
Unemployment rate (%)
Victoria	8.0	7.1	6.1	6.2	6.3	—	—
Australia	7.9	6.8	6.2	6.9	6.5	—	—

Source: Australian Bureau of Statistics.

  Employment by Industry

        The industrial distribution of Victoria's employed labour force (both public and private sector) of approximately 2.4 million persons in September 2002 is shown in the table below. The retail trade sector was the largest employer, accounting for approximately 361,200 persons or 15.3% of total employment in the State. Manufacturing was the second largest with 15.0% of the total and the property and business services sector was the third largest with 12.2%. Nearly one-third of all manufacturing employment in Australia is located in Victoria.

        For the year to September 2002, compared with the same period a year earlier, the strongest employment growth occurred in the mining sector (up 65.8%), although the sector is only a small employer in Victoria. Other sectors to record strong employment growth were construction (up 15.7%), property and business services (12.5%) and health and community services (5.7%). During the same period, employment declined in electricity, gas and water (down 18.5%), and transport and storage (14.1%).

EMPLOYED PERSONS BY INDUSTRY
September 2002, Victoria (Original)

	Number of Employed Persons(l)	Share of Victorian Employment	Share of National Industry Employment
	(thousands)	(%)	(%)
Agriculture, Forestry and Fishing	84.8	3.6	21.6
Mining	6.3	0.3	8.0
Manufacturing	352.0	15.0	31.2
Electricity, Gas and Water Supply	16.7	0.7	24.6
Construction	183.0	7.8	26.4
Wholesale Trade	107.4	4.6	24.7
Retail Trade	361.2	15.3	25.6
Accommodation, Cafes and Restaurants	92.0	3.9	21.1
Transport and Storage	89.3	3.8	22.3
Communication Services	48.3	2.1	28.6
Finance and Insurance	89.9	3.8	26.3
Property and Business Services	287.8	12.2	26.1
Government Administration and Defence	83.9	3.6	20.8
Education	167.8	7.1	24.6
Health and Community Services	233.8	9.9	24.9
Cultural and Recreational Services	60.0	2.5	23.6
Personal and Other Services	89.5	3.8	23.8
Total	2,353.7	100.0	25.3

(1)
Includes public and private sector employees and persons who are self-employed.

Source: Australian Bureau of Statistics.

  Prices and Earnings

        In Victoria, growth in consumer prices tends to mirror growth for Australia. The occasional variations that occur generally reflect the timing difference associated with government induced price changes or the incidence of seasonal factors. In 2001-02 national CPI inflation (excluding 'volatile items') was 3.3%.

        Earnings growth has been steady at around 3-3.5% over the past few years. In the year to the June quarter 2002, the Wage Cost Index (now the preferred measure of earnings growth in Australia, replacing the Average Weekly Earnings figure) for Victoria grew by 3.4% slightly higher than the national rate of 3.1%.

        Both State and Commonwealth Governments have power to make industrial relations laws, and a dual system of industrial relations laws operates in most States. Victoria, however, is the exception. Following the Victorian Government's referral of its industrial relations powers to the Commonwealth Government in 1996, a single system of industrial relations operates in Victoria.

        The single system of industrial relations in Victoria provides that employers and employees may enter into employment agreements on either a collective or an individual basis. These agreements can be a source of productivity improvements as scope is provided to tailor agreements to the requirements of the individual workplace. A statutory body, the Australian Industrial Relations Commission, plays a role in industrial relations through its powers to conciliate and, in certain circumstances, arbitrate to resolve disputes.

        The regulatory environment in Victoria is focussed on terms and conditions of employment being determined at the workplace level underpinned by limited safety net arrangements. As a result, industrial relations arrangements will largely be a product of the combined efforts of management, unions and workers in the individual business.

        The following table summarises the Victorian and Australian record with regard to increases in earnings and in the consumer price index from 1997-98 to 2001-02. The consumer price index is measured in each of Australia's capital cities including the national capital.

PRICES AND EARNINGS
Year ended 30 June

	1998	1999	2000	2001	2002	Average Annual Growth Rate 1998 through 2002
Underlying inflation
—Australia	1.6%	1.4%	1.9%	5.5%	3.3%	—
Consumer price index (1989-90=100)
Melbourne	119.8	120.9	124.1	131.6	135.3	3.1%
Eight Capital Cities	120.3	121.8	124.7	132.2	136.0	3.1%
Percentage increase during year
Melbourne	-0.1%	0.9%	2.6%	6.0%	2.8%	—
Eight Capital Cities	0.0%	1.2%	2.4%	6.0%	2.9%	—
Average weekly earnings
Victoria	598.6	602.9	613.7	637.3	673.4	3.0%
Australia	592.1	606.5	619.7	653.6	680.9	3.6%
Percentage increase during year
Victoria	4.2%	0.7%	1.8%	3.8%	5.7%	—
Australia	3.2%	2.4%	2.2%	5.5%	4.2%	—
Wage cost index (Sept 1997=100)
Victoria	101.1	104.2	107.2	110.8	114.7	3.2%
Australia	101.2	104.3	107.4	111.1	114.8	3.2%
Percentage increase during year
Victoria	—	3.1%	2.9%	3.4%	3.5%	—
Australia	—	3.1%	3.0%	3.4%	3.3%	—

Source: Australian Bureau of Statistics.

  Industrial Structure, Current Status and Outlook of Major Industries

  Overview

        Victoria has a substantially diversified economy. Although it has a large manufacturing sector, it is predominantly a service-based economy, with service industries accounting for over two thirds of total Victorian GSP in 2000-01. The Victorian economy also includes important contributions from the mineral production and agriculture sectors.

VICTORIAN GSP BY SECTOR
(per cent)

Year ending June	1997	1998	1999	2000	2001	Share of Australian Production 2001
Industry
Agriculture	3.4	3.1	3.2	3.5	3.5	25.2
Mining	2.5	2.4	1.8	2.3	1.9	8.9
Manufacturing	17.2	17.2	16.4	15.9	16.0	31.6
Infrastructure services(a)	16.3	16.0	16.8	16.5	16.4	25.6
Commercial services(b)	35.3	36.2	37.1	37.8	38.1	26.4
Community services(c)	16.5	16.1	15.7	15.1	15.3	23.9
Ownership of dwellings	8.8	9.1	8.9	9.0	8.8	22.9
Total	100.0	100.0	100.0	100.0	100.0	25.2

(a)
Consists of utilities, construction, transport and storage and communication services.

(b)
Consists of wholesale and retail trade, accommodation, cafes and restaurants, finance and insurance, property and business services, cultural and recreational services and personal and other services.

(c)
Consists of government administration and defence, education and health and community services.

Note: At the date of this report, data for 2001-02 were not available.

Source: Australian Bureau of Statistics.

        Despite continued growth in the manufacturing sector in Victoria, manufacturing's share of GSP in the economy has fallen from around 18% in 1989-90 to 16% in 2000-01, due to relatively stronger growth in the service industries. The share of GSP attributable to mineral production has also generally declined from around 4% in the early 1990s to 2% currently. In terms of absolute employment, the fastest growing sectors of the economy over the past ten years have been property and business services, health and community services, accommodation, cafes and restaurants, and personal and other services.

        Victoria's share of national GDP in 2000-01 was around 25%, in line with its population share. Per capita GSP in Victoria in 2000-01 was the third highest among the six States of Australia.

GSP/GDP PER CAPITA BY INDUSTRY 2000-01(L)
$

	Victoria (GSP)	Australia (GDP)
Agriculture, Forestry and Fishing	1,088	1,070
Mining	569	1,591
Manufacturing	4,912	3,853
Electricity, Gas and Water	926	815
Wholesale Trade	1,675	1,473
Retail Trade	1,633	1,646
Construction	1,534	1,669
Accommodation, cafes and restaurants	629	816
Transport and Storage	1,402	1,411
Communication	1,175	972
Finance and Insurance	2,239	2,055
Property and Business Services	4,155	3,724
Government Administration and Defence	728	1,043
Education	1,491	1,345
Health and Community Services	1,926	1,815
Cultural and Recreational Services	597	555
Personal and Other Services	681	690
Ownership of Dwellings	2,728	2,970
General Government(2)	550	678
Other	4,827	4,294
GSP/GDP at Market Prices	35,703	34,768

Note 1:	The industry level estimates are at factor cost while the estimates of total per capita GSP for Victoria are at market prices (i.e. include indirect taxes less subsidies).
Note 2:	Gross operating surplus of general government. State details of this item by industry are not available.
Note 3:	At the date of this report, data for 2001-02 were not available.

Source: Australian Bureau of Statistics.

  Manufacturing

        Victoria is the manufacturing heartland of Australia. The manufacturing sector accounted for 16% of Victoria's GSP in 2000-01 and represented 32% of Australia's total manufacturing production. Manufacturing output per capita was more than one-quarter higher in Victoria than the national average.

        Victoria's manufacturing sector is broadly based. The largest sectors in the industry are machinery and equipment (24% of Victorian manufacturing turnover), food, beverages and tobacco (22%) and petroleum, coal, chemicals and associated products (17%). The most important sectors in terms of Victoria's share of total national manufacturing turnover are textiles, clothing and footwear (48% of national turnover), machinery and equipment (41%), petroleum, coal, chemical and associated products (35%), miscellaneous manufacturing (31%), printing, publishing and recorded media (31%) and food, beverages and tobacco (31%).

        Victoria's manufacturing industry includes industries which are long-established and have in some cases experienced strong import competition (most noticeably in certain segments of the metal industries, and the textiles, clothing and footwear industries) but these have been balanced by growth in other more recently established industries, such as the aluminium production segment of the metal industry and high technology sectors of manufacturing. This growth in newer industry has broadened the State's manufacturing base and the diversity of Victoria's economy as a whole.

        The following table sets out the relative importance of each industry group's contribution to manufacturing turnover.

MANUFACTURING TURNOVER: VICTORIA
($ millions, current prices)

	1996-97	1997-98	1998-99	1999-00	Share of Victorian Manufacturing (1999-00) (%)	Share of Australian Manufacturing (1999-00) (%)
Food, Beverages and Tobacco	14,005	14,562	15,559	16,051	21.6	31.3
Textiles, Clothing, Footwear and Leather	4,632	4,890	4,992	4,442	6.0	48.5
Wood and Paper Products	3,251	3,281	3,488	3,877	5.2	28.4
Printing, Publishing and Recorded Media	4,535	4,646	5,102	5,389	7.3	31.3
Petroleum, Coal, Chemicals and Associated Products	11,494	11,576	11,180	12,736	17.1	35.4
Non-metallic Mineral Products	2,076	2,188	2,520	2,550	3.4	24.3
Metal Products	8,493	8,645	8,972	9,155	12.3	22.6
Machinery and Equipment	17,498	17,710	17,843	17,959	24.2	41.0
Other Manufacturing	2,130	2,257	2,327	2,154	2.9	31.3
Total	68,114	69,755	71,984	74,312	100.0	32.5

Note: At the date of this report, data for 2000-01 and 2001-02 were not available.

Source: Australian Bureau of Statistics.

        The Commonwealth Government has a number of policies and programmes designed to assist particular industries or to create incentives for industrial activity in Australia. In recent years, policies have been directed towards reductions in assistance so that Australian industry will become more internationally competitive. The most important of these programmes and policies to Victoria have been the Motor Vehicle Industry Plan, designed to encourage the restructuring and modernisation of the industry; an adjustment and development programme for heavy industry; a plan to assist the clothing, footwear and textile industries; and decreases in the level of tariff protection to encourage the restructuring of the chemicals and plastics industry.

        In addition to these Commonwealth Government initiatives, the State Government assists Victorian industries with a wide variety of programmes and policies aimed at increasing competitiveness or encouraging value-adding for small to medium sized firms in areas with growth potential.

        Victorian manufacturing output is highly correlated with the level of activity in the rest of the Australian economy. Victorian manufacturing output declined sharply during the 1990-91 recession mainly because of reduced demand for construction materials and business equipment, and expanded in line with the subsequent recovery in the national economy.

        Manufacturing exports and investment have increased as manufacturing sector profits have risen due to lower interest rates, cost reductions and increased sales.

        The composition of Australia's exports continues to shift from rural goods towards manufactures and services. As a result of reduced protection in recent years, Victorian manufacturing has restructured and become more internationally competitive. Export sales by Victorian manufacturers have grown faster than domestic sales in recent years. In particular, exports of elaborately transformed manufactured (ETM) goods have grown strongly. In 2001-02, Victoria accounted for 46% of Australian exports of power generation equipment, 38% of photographic equipment, watches and clocks, 30% of Australian exports of electrical machinery and appliances and approximately 50% of motor vehicles. Other major Victorian ETM exports include medical and pharmaceutical products, and scientific apparatus.

  Mineral Production

        The mining sector in Victoria accounted for 2% of total Victorian GSP at factor cost in 2000-01 and 9% of Australia's total mining output. Oil and gas production from Bass Strait, off the south eastern shore of Victoria, dominates the sector, with brown coal extraction also important. Bass Strait crude oil and condensate reserves, as at 30 June 2001, were estimated to be 68.9 gigalitres. Natural gas reserves amounted to 117.7 gigacubic metres and LPG-propane reserves were 29.0 gigalitres. It is expected that Victorian crude oil production will decline unless further economically recoverable reserves are discovered and developed.

        One of the world's largest single deposits of brown coal is located in the Latrobe Valley, 160 kilometres from Melbourne. Brown coal production is used primarily in the generation of electricity, and has shown strong growth over the last four years.

        The brown coal and oil and gas products produced in Victoria, together with hydro-electric power, mean that Victoria is not a net importer of energy.

        The following table sets out the quantities of major minerals produced in Victoria.

MINERAL PRODUCTION IN VICTORIA

	1996-97	1997-98	1998-99	1999-00	2000-01	Victorian Share of Australian Production 2000-01(%)
Brown coal (in millions of tonnes)(1)	60.8	65.3	66.6	67.4	65.0	100
Crude oil (in billions of litres)	11.9	13.6	9.7	11.6	9.4	29
Natural gas (in billions of cubic metres)	6.0	6.1	5.7	5.6	6.4	34
LPG-propane (in billions of litres)	2.1	2.3	1.6	1.9	1.8	61

Note: At the date of this report data for 2001-02 were not available.

(1)
Although Victoria produces all of Australia's brown coal, black coal is produced elsewhere in Australia.

Source: Australian Bureau of Agricultural and Resource Economics—Australian Mineral Statistics.

  Agriculture

        The agriculture sector in Victoria represents around 3.5% of total Victorian GSP at factor cost and 25% of Australia's total agricultural output. Although Victoria's land area is small relative to other States, it has one of the most temperate climates with a large area of arable land, suitable for crops or pasture.

        Victoria's farm sector is fairly diverse. By value, the most important Victorian agricultural products are milk, cattle, wheat, fruits and wool. Australia's dairy industry is concentrated in Victoria, which accounted for 55% of the value of Australian milk production in 1999-2000.

        Following the recommendations of a National Competition Policy review of its Dairy Industry Act 1992, the Victorian Government removed farmgate price and supply controls on milk destined for the domestic market (about 8% of production in Victoria) effective 1 July 2000. All legislative price and supply controls have now been removed from milk production and processing in Victoria.

        Victoria undertook this action as a part of national deregulation of the Australian dairy industry on 1 July 2000. To help dairy farmers and dairy communities to adjust to deregulation, the Commonwealth Government has put in place a Dairy Industry Adjustment Package worth about $1.8 billion over 8 years—about $750 million of which will flow to Victorian dairy farmers. Milk production in Victoria is expected to continue to grow albeit with some continued reduction in the number of dairy farmers.

        The following table shows major agricultural products from Victoria.

AGRICULTURAL PRODUCTION IN VICTORIA
$ millions

	1995-96	1996-97	1997-98	1998-99	1999-00
Crops
Wheat	537.2	484.9	293.5	273.5	543.2
Cereals (except wheat)	419.5	321.2	254.3	198.3	280.1
Fruit and nuts	337.2	394.9	368.3	423.3	426.6
Grapes	191.9	214.7	299.1	336.1	332.9
Other crops	1,202.8	1,111.7	1,235.7	1,325.5	1,414.4
	2,688.6	2,527.4	2,450.9	2,556.7	2,997.2
Livestock
Cattle	694.8	662.5	733.1	873.1	862.7
Sheep	321.5	347.3	336.8	338.8	361.7
Other	354.9	409.8	484.2	472.6	523.2
	1,371.2	1,419.6	1,554.1	1,684.5	1,747.6
Livestock products
Wool	518.5	512.9	523.1	386.2	409.6
Milk	1,721.0	1,536.9	1,517.2	1,585.4	1,570.8
Other	57.6	65.7	87.9	98.6	88.1
	2,297.1	2,115.5	2,128.2	2,070.2	2,068.5
Total Agricultural Production	$6,356.9	$6,062.5	$6,133.2	$6,311.4	$6,813.4

	Average Annual Growth Rate 1995-96 through 1999-00(%)	Composition of Agricultural Production 1999-00(%)	Victorian Share of Australian Production 1999-00(%)
Crops
Wheat	0.3	8.0	11.2
Cereals (except wheat)	(9.6)	4.1	16.2
Fruit and nuts	6.1	6.3	24.2
Grapes	14.8	4.9	29.8
Other crops	4.1	20.8	18.9
	2.8	44.0	17.7
Live stock
Cattle	5.6	12.7	17.1
Sheep	3.0	5.3	34.3
Other	10.2	7.7	28.4
	6.3	25.6	22.0
Live stock products
Wool	(5.7)	6.0	19.1
Milk	(2.3)	23.1	55.2
Other	11.2	1.3	24.5
	(2.6)	30.4	38.6
Total Agricultural Production	1.7%	100.0%	22.5%

Note: At the date of this report, data for 2000-01 and 2001-02 were not available.

Source: Australian Bureau of Statistics.

  Construction

        Construction activity represented around 9.5% of GSP in 2000/01.

        Activity in dwelling construction is influenced by a combination of demographic factors, interest rates and previous levels of construction. The value of new residential completions during 2001-02 was $5,904 million, compared to $5,514 million in 2000-01, and $5,050 million in 1999-2000. The number of dwelling units constructed in 2001-02 was 38,075 compared with 39,127 in 2000-01 and 40,544 in 1999-2000.

        The strength of Victorian housing construction more recently can be partly attributed to increased population growth, strong consumer confidence and the introduction of a first-home buyers grant by the Commonwealth government.

        The last boom in non-residential construction was during the late 1980s and, as a result, commercial property was in substantial surplus until 1993-94. Non-residential construction in Victoria recovered strongly in 1995-96 and 1996-97 albeit from a low base. This was assisted by several major developments including the construction of a casino and exhibition centre in Melbourne. Non-residential construction represented around 3% of nominal state final demand in 2001-02 compared to just under 4% during the late 1980s. Engineering construction activity, which consists mainly of road construction, electricity and telecommunication projects amounted to a further $3.4 billion in 2001-02. Some of the major new investment projects in Victoria planned or under way include expansions of retail centres, hospital redevelopments, a major retail, commercial and residential centre in Melbourne, various new biotechnology developments, upgrades at motor vehicle plants, and several major infrastructure projects.

        The following table sets forth the value of building completions in Victoria for the years 1997-98 through 2001/02.

VALUE OF BUILDING COMPLETIONS
$ millions

	1997-98	1998-99	1999-00	2000-01	2001-02	Victorian Share of Australian Total 2001-02(%)
New dwellings	3,214	4,068	5,050	5,514	5,904	30
Shops	475	487	573	694	529	22
Factories	338	294	292	280	276	34
Business premises	925	1,131	1,011	988	1,033	28
Other building	2,621	2,131	2,944	2,639	3,050	32
Total value of building completions	7,572	8,111	9,871	10,112	10,792	30
Number of dwelling units completed	30,552	35,213	40,544	39,127	38,075	28

Source: Australian Bureau of Statistics.

  Services Sector

        The Victorian services sector encompasses a full range of service activities characteristic of a mature economy.

        Over the past two decades, the floating of the Australian dollar, the relaxation of exchange controls, the introduction of foreign banks and changes in the stockbroking industry have resulted in a marked increase in the activity of the tertiary sector in Australia and greater interaction of that sector with overseas centres. Victoria has been an active participant in this growth, partly because the size and strength of Victoria's commercial sector has created opportunities for banking and other financial services.

  Retail Sales

        Retail sales have a significant impact on the level of economic growth, accounting for over one-third of private consumption. The nominal value of retail sales in Victoria in 2001-02 (not including motor vehicles) was $40.1 billion, 24% of the Australian total.

  Transport and Storage

        Victoria's land transport system includes a network of railways and bus-rail links. The Melbourne urban transport system consists of tram, train and bus facilities. An underground rail loop augments the Melbourne suburban rail network. In addition to passenger services, Victoria's rail network provides bulk transportation of wheat, mining and quarrying products and industrial raw materials. In order to improve the coordination and efficiency of rail freight in Australia, the Commonwealth and State Governments established in 1991 a single commercial corporation, the National Rail Corporation ("NRC") to undertake interstate rail freight operations.

        NRC was the largest rail-based carrier of inter-capital freight in Australia, and the only rail freight operator offering services across the entire interstate network. The Commonwealth announced its intention to divest its interest in rail, including its shareholding in NRC in November 1996. In May 2000, the shareholders, comprising the Commonwealth, New South Wales and Victorian Government agreed on sale management and arrangements for a joint sale of their interest in NRC. The Commonwealth Office of Asset Sales and Commercial Support (OASACS) was appointed to manage the sale on behalf of all NRC shareholders. NRC was sold in February 2002, changing its name to Pacific National Pty Ltd to reflect its east coast base and scope of national network.

        There are around 155,000 kilometres of public roads in Victoria. The main highways of the State are integrated with a national highway network. Victoria has four principal ports located at Melbourne, Western Port, Geelong and Portland. The Port of Melbourne is Australia's largest and most modern container handling port.

        Melbourne Airport is the second largest Australian airport as measured by the number of domestic and international aircraft movements.

        The regulation of aviation within Victoria is vested in the Commonwealth Government. Major regulatory changes to the Airlines Agreement Act 1981 in October 1990 led to the deregulation of the Australian airline industry.

  Telecommunications

        The State is well serviced by telephone, telex and other communication services through Commonwealth statutory authorities such as the Australian Postal Corporation and the partly-privatised Telstra Corporation. The national headquarters for both of these authorities are located in Melbourne. Optus, the second licensed second carrier of communications in Australia, has established a regional office in Victoria.

        Victoria is well placed to become the Australian centre for the provision of telecommunication services. A substantial base of customers already exists in Victoria and a strong skills base in information industries is developing.

  Finance and Business Services

        As one of the two most important commercial centres in Australia, Melbourne offers a wide range of financial and business services, including banking, non-bank finance, stockbroking, funds management, financial intermediaries, and other professional services. The head offices of two of Australia's four "big banks', and a major regional bank are in Victoria. Melbourne has about 70 funds managers, up to 450 superannuation funds, and about 90 different funds between venture capital and pooled development funds. Forty five banks, more than 50 brokers and investment banks, as well a number of international financial institutions, have operations in Melbourne. The Victorian Government established in 2000 a finance industry consultative committee to provide ongoing advice to the Government on the development of Victoria as a financial centre. It will be expected to advise on the implementation of the financial services industry audit. There has, also, been an industry audit of business and professional services.

  Energy, Electricity and Gas Supply

        Electricity, oil, natural gas and renewable resources service Victoria's energy requirements. Brown coal and, to a lesser extent, natural gas are the primary fuels used to generate electricity.

        The Victorian electricity industry has been restructured from a State owned monopoly to a competitive industry that is now a major participant of the national electricity market (NEM). The previously State owned electricity businesses that were previously part of the vertically integrated single entity of the State Electricity Commission of Victoria (SECV), have been privatised, and the generation, transmission and distribution of electricity throughout Victoria is now performed by various private companies (see "Public Debt—Contingent Liabilities—Principal Public Authorities—Electricity Supply Industry"). During 1999-00, Victoria accounted for 26.5% of the total electricity generated in Australia.

Public Finance

Outline of Public Finance System and Taxation System

  General

        The Commonwealth is the major tax collecting agency in Australia, accounting for approximately 76% of the total taxation revenue collected by all levels of government. State Governments collect approximately 20% and local governments around 5% of total taxation revenue.

        Historically the States' major source of revenue was the levy of income taxes. Since World War II however the Commonwealth has acted as the sole income taxing authority. Although constitutionally the States retain the right to levy income taxes, by convention they do not exercise this power. Until July 2000 annual general revenue grants were paid by the Commonwealth to the States to recompense them for the loss of income from this source. Since then these grants have been abolished and States have been receiving the revenue from the goods and services tax (GST). Income tax is the major source of Commonwealth taxation revenue, with taxes on individuals comprising 51% of collections in 2000-01 and taxes on companies, 23%. The Commonwealth has exclusive constitutional power to impose excise duty (approximately 13% of Commonwealth taxation receipts in 1999-00), and customs duty (approximately 3.1%). There are no general taxes on capital gains in respect of assets purchased or acquired before 20 September 1985 although gains on the sale of such property in particular circumstances are taxed as income. Assets purchased or acquired after that date are (with certain exceptions) subject to a capital gains tax levied by the Commonwealth Government. Until 1 July 2000 the Commonwealth imposed a wholesale sales tax. This has been replaced by a more broadly based GST. There are no Commonwealth wealth taxes, estate or gift duties. The States, however, impose land taxes, and local governments impose rates based on the value of real property.

        With the introduction of the Commonwealth Government's GST on 1 July 2000, financial relations between the Commonwealth and the States are covered by the Intergovernmental Agreement on the Reform of the Commonwealth-State Financial Relations (IGA). Under this Agreement the Commonwealth's financial assistance grants and revenue replacement payments have all been abolished. Revenues from the GST are distributed to the States on the basis of the Commonwealth Grants Commission (CGC) methodology for cross-subsidisation between jurisdictions.

        State taxes will be removed progressively over a number of years as follows:

  •
  Bed Taxes on 1 July 2000 (Not relevant to Victoria);

  •
  Financial Institutions Duty on 1 July 2001;

  •
  Stamp duties on quoted marketable securities on 1 July 2001;

  •
  Gambling tax arrangements will be adjusted to take account of the impact of the GST on gambling operators;

  •
  Debits tax will be abolished on 1 July 2005, subject to review by the Ministerial Council established to oversee GST implementation; and

  •
  The Inter-Governmental Agreement (IGA) also requires the States and Territories to review the need for other indirect taxes by 2005.

        Access to a broad based consumption tax addresses a key need of the States and Territories for revenues linked to the economy and which have previously been unavailable through a narrow and inefficient system of taxes. Over time as GST revenue increases with growth in the economy, the GST revenue grants will far outweigh the revenue streams to be abolished. In addition to staggering the abolition of State taxes, the IGA has also provided a guarantee that the States' budgetary positions will be no worse after the reforms. Over time, the growth in GST grants will exceed the growth in existing Commonwealth grants, and improve the balance between the States' revenue capacities and expenditure responsibilities.

        In addition to general revenue funds, the Commonwealth makes payments to the States for specific purposes such as education, health and welfare services, housing, roads, urban public transport and various developmental activities and projects. Specific purpose payments to the States and the Territories for both recurrent and capital purposes were $14.6 billion in 2000-01 compared with $13.5 billion in 1999-00.

        Commonwealth specific purpose payments to Victoria will increase by approximately $147 million to $3.1 billion in 2001-02.

  Financial Agreement

        In 1929, in accordance with the terms of the Financial Agreement, the Commonwealth took over the balance then outstanding of the gross public debt of each State. From 1929 the Commonwealth borrowed in domestic and international markets subject to the Financial Agreement, both for its own purposes and on behalf of the States with the States meeting certain interest and sinking fund obligations in respect of the debt raised on their behalf.

        This arrangement was changed as a result of a decision made at the June 1990 Loan Council meeting pursuant to which the States are progressively taking over responsibility for debt issued by the Commonwealth on their behalf. Agreement was also reached at that meeting to amend the Financial Agreement to permit the States to borrow in their own names in the domestic capital market.

        In line with the Loan Council decision in June 1990, the States are required to make additional payments to the National Debt Sinking Fund sufficient to permit redemption at their maturity of all Commonwealth Government securities issued on their behalf. A total of $1,171 million of Commonwealth Government securities was on issue on behalf of the States and Territories as at 30 June 2000 and $691 million as at 30 June 2001. Under the new arrangement this debt will be fully taken over by the States and Territories by 2005-06. The Loan Council decision has also meant that from 30 June 1990 there have been no additional allocations of Commonwealth Government securities to the States and Territories.

        The Commonwealth compensates the States and Territories for the additional borrowing cost to them of this change based on the interest margins between Commonwealth and State debt applying at, and prior to, the change. State central borrowing authorities, such as TCV, which are the major borrowers on behalf of the State sector, generally borrow at somewhat higher rates than the Commonwealth Government, with margins varying from time to time depending on market conditions.

        Overall, these new arrangements replace Commonwealth debt to the private sector with State and Territory debt without altering the financial position of the public sector as a whole. They do, however, represent a significant structural reform in Commonwealth/State and Territory financial relations. They place full responsibility on the States and Territories for the financing and managing of their own debt, thereby subjecting the fiscal and debt management strategies of individual State and Territory Governments to greater scrutiny by the local communities and financial markets.

  Loan Council Arrangements

        The Australian Loan Council is a forum for co-ordinating public sector financing, both in terms of the nature and level of financing. Membership of the Australian Loan Council is comprised of Commonwealth, State and Territory Government Treasurers, who each have equal voting rights. From 1984-85 through 1992-93 the Loan Council operated under a voluntary agreement called the "Global Approach". This agreement provided global borrowing limits which were reviewed and passed each year. Under this global approach, each State Government voluntarily restricted new money borrowings in all forms by its authorities and government owned companies and trusts to an agreed total limit (the "Global Limit").

        Beginning with 1993-94, the Loan Council introduced new monitoring and reporting arrangements because the global approach had become less effective over time as financial markets and their interaction with the public sector evolved. The new arrangements are designed to enhance financial market scrutiny as a discipline on borrowings by the public sector and to build on developments which enabled States to assume responsibility for managing their own borrowings and to be accountable to financial markets for their own actions. Each State and Territory submits to Loan Council, for approval, its intended borrowing allocation, which must be consistent with overall State and national fiscal strategies.

        Victoria's nominated Loan Council Allocation ("LCA") for 2001-02 was -$158 million (a negative number denotes a surplus while a positive number denotes a borrowing requirement). It was revised in the 2000-01 Budget to -$242 million. The 2000-01 LCA outcome was -$25 million mainly due to the overall impact of more buoyant economic conditions increasing the State's revenue. The 2001-02 LCA approved by the Loan Council in March 2001 was -$22 million. The LCA was subsequently revised in the 2001-02 Budget to $315 million.

Government Finance

  Structure and Principles

        Financial information on the Victorian public sector is presented using an accrual based format consistent with generally accepted accounting principles (GAAP). The public sector consists of Budget and Non Budget Sector bodies including State owned trading enterprises and State owned financial institutions. Financial information for the budget sector is prepared in accordance with the provisions of the Financial Management Act 1994.

        The Budget Sector comprises the Consolidated Fund and the Trust Fund (which together form the Public Account), Government departments funded through appropriations from the Consolidated Fund as well as those public bodies operating outside the Public Account which are primarily taxpayer funded and therefore subject to central budgetary control. The Non-Budget Sector consists of those public bodies mainly engaged in the sale of goods and services for profit such as the major statutory authorities involved in the delivery of water services (Public Trading Enterprises) and financial intermediation services (Public Financial Enterprises).

        The accounting practices and financial controls over the receipt and disbursement of public moneys of the State Government are set out in the Constitution Act 1975, the Audit Act 1994 and the Financial Management Act 1994.

        The Auditor-General who is independent of the control of the Executive, but reports to, and works for the Parliament, is responsible for auditing the accounts of the Government and reporting thereon to the State Parliament.

  Public Account

        The Financial Management Act 1994 requires the establishment of a Public Account which consists of two funds, the Consolidated Fund and the Trust Fund.

        All revenues and moneys over which the State Parliament has power of appropriation form the Consolidated Fund of the Government of Victoria. Only the State Parliament can levy taxes and appropriate State expenditures from the Consolidated Fund. Parliamentary appropriations can take either of two forms:

  •
  annual appropriations for recurrent expenditures and works and services expenditures of the State Government; or

  •
  standing or special appropriations.

        Standing appropriations are reserved for the continuing expenditure needs of the State Government for specific purposes deemed to be above the political process, such as the servicing of certain State debt and, if necessary, for any payments in connection with State guarantees of debt. Authority for such appropriations is generally contained in specific legislation.

        The Trust Fund contains separate accounts created for specific purposes to record the receipt of special purpose payments from the Commonwealth and the holding of money in trust and suspense accounts for accounting purposes.

  Treasury Corporation of Victoria

        TCV was established in 1993 as the central borrowing authority for the State. Its principal functions are to obtain financial accommodation within or outside Australia and to on-lend to the State of Victoria or various public authorities of the State of Victoria. Since the inception of TCV, Victoria's major public authorities have been required to borrow through TCV. TCV also provides other financial services and enters into financial arrangements for purposes of financial risk management.

  Revenue and Outlays and Budget

  Budgetary Matters

        The State Government's annual Budget is financed from a number of sources, these include annual appropriations, special appropriations and other fund sources. The State's sources of funds include State taxes, license fees and royalties, grants from the Commonwealth Government either for general or specific purposes, short-term borrowings through TCV, fees and charges for State Government services and recoveries of debt charges.

        Annual appropriations for 2002-03 include both cash and non cash expenses. Annual appropriations are provided for three purposes: provision of outputs; additions to the net asset base (capital purposes); and payments made on behalf of the State.

        The State Government also receives grants from the Commonwealth for payment to other institutions such as non-government schools and local government authorities. In such cases, the State makes no decision as to the use of the funds. Although recorded as revenues and outlays for the purpose of reporting the State's Public Account, these grant transactions do not form part of the State's budgetary decision making process, nor does the State incur any liability. These grants are referred to as grants for "on-passing".

  Budget Strategy

        The broad strategic priority underlying the Victorian Government's budget strategy is to provide a sound and stable financial basis to promote growth across the whole State. A sound financial position is also essential to ensure that improved services can be provided to all Victorians. Consistent with this, the Government has a number of short and long-term financial objectives:

  •
  Maintain a substantial budget sector operating surplus;

  •
  Provide capital works to enhance social and economic infrastructure throughout Victoria;

  •
  Provide improved service delivery to all Victorians;

  •
  Ensure competitive and fair taxes and charges to Victorian businesses and households; and

  •
  Maintain State government net financial liabilities at prudent levels.

        The Financial Management Act 1994 was amended in the first half of 2000 to introduce enhanced financial reporting requirements and financial responsibility provisions. Under the new financial responsibility provisions, the Victorian Government is required to provide a statement of its short and long-term financial objectives in the annual budget. This is a necessary element of the financial management principle of providing full, accurate and timely disclosure of financial information relating to the activities of the Government and its agencies.

  Budget Performance Outlook

        As from 1998-99, the State Government's annual Budget is presented using an accrual based format consistent with the requirements of Australian Accounting Standard 31.

        Accrual budgeting reflects the full cost of Government service provision. This prevents obligations being incurred without planning or proper accounting for future payments—as was possible under cash based reporting.

        Prior to 2001-02 annual Budget, the Estimated Financial Statements included forecast financial results for the Victorian budget sector. However, in the 2001-02 annual budget the forecast financial results have been expanded to include all general government sector agencies. This move has brought the Victorian budget statement into alignment with those of the Commonwealth and other States and Territories. All other Australian jurisdictions, except South Australia and Northern Territory, focus on the total general government sector in their budget papers.

        The following table shows the projected General Government Sector Operating Statement for 2002-03 to 2005-06. An operating surplus of $521.8 million is expected for 2002-03. The operating surplus is projected to increase from $521.8 million in 2002-03 to $580.0 million in 2003-04, before rising to $711.9 million in 2005-06.

        The projected moderate increase in the operating surplus in 2003-04 reflects continued low growth in both operating revenue and expenses expected in that year.

        As noted above, the operating surplus is expected to increase from $517 million in 2004-05 to $712 million in 2005-06. The increase in 2005-06 is due mainly to a return to normal revenue growth following completion of the implementation of the Government's business tax reforms.

VICTORIA'S GENERAL GOVERNMENT SECTOR ESTIMATED
STATEMENT OF FINANCIAL PERFORMANCE
2002-03 TO 2005-06
($ millions)

	2002-03 Budget	2003-04 Estimate	2004-05 Estimate	2005-06 Estimate
Taxation	8,802.7	8,926.7	9,101.7	9,281.6
Investment income	1,061.6	991.9	1,017.7	1,056.8
Grants	11,753.5	12,072.2	12,462.5	13,070.9
Sales of goods and services	2,049.9	2,084.4	2,113.5	2,146.1
Other revenue(a)	1,614.0	1,615.4	1,683.0	1,617.1
Total revenue	25,281.7	25,688.6	26,378.4	27,172.5
% change	1.1%	1.6%	2.7%	3.0%
Superannuation	1,713.1	1,725.3	1,765.9	1,804.3
Depreciation	952.2	1,002.7	1,067.0	1,115.1
Borrowing costs	495.2	494.6	492.1	488.4
Employee entitlements	9,041.5	9,386.0	9,687.6	10,001.3
Supplies and services	8,299.9	8,363.9	8,694.1	8,840.0
Other expenses(b)	4,258.1	4,136.1	4,154.4	4,211.5
Total expenses	24,760.0	25,108.6	25,861.1	26,460.6
% change	2.1%	1.4%	3.0%	2.3%
Operating surplus	521.8	580.0	517.3	711.9

Source: Department of Treasury and Finance, Victoria.

Notes:

(a)
Comprises regulatory fees and fines, fair value of assets received free of charge, gains/losses on disposal of physical assets, capital asset charge revenue and other miscellaneous revenue.

(b)
Includes grants and transfer payments and amortisation expense.

  Operating Revenue

        Total revenue is expected to increase by 2.4% per annum on average between 2002-03 and 2005-06. This reflects projected low growth in taxation revenue and Commonwealth grants.

        Victoria's own-source revenue is expected to grow by an average 1.4% between 2002-03 and 2005-06, lower than growth in nominal GSP. This reflects underlying growth in payroll tax and most other taxes in line with forecast employment, wages and economic growth, offset by:

  •
  lower land transfer tax collections as activity in the property market declines further towards long-term trend levels; and

  •
  tax cuts for business announced by the Government in the 2001-02 and 2002-03 Budgets as part of the 2001 Better Business Taxes and 2002 Building Tomorrow's Businesses Today statements including payroll tax reductions in 2002-03 and 2003-04 and mortgage duty removal in 2004-05; and

  •
  removal of debits tax in 2005-06 under the Intergovernmental Agreement on the Reform of Commonwealth-State Financial Relations (IGA).

        Revenue from Commonwealth grants is expected to grow by 3.6% per annum over the forward estimates period reflecting higher specific purpose payments and higher GST grants to compensate for taxes forgone, including debits tax, under the IGA.

        Revenue from sales of goods and services exhibits moderate growth over the forward estimates period. The impact of this growth in sales revenue on the budget bottom line is offset by a similar growth assumption for operating expenses related to the cost of goods and services sold.

  Operating Expenses

        Total operating expenses are expected to increase by 2.2% per annum on average between 2002-03 and 2005-06, which is broadly in line with expected price and wage inflation net of productivity growth.

        Employee entitlements are expected to increase on average 3.4% per annum over the period, the result of underlying wage increases and policy decisions taken by the Government. These are expected to have a positive impact on service delivery outcomes through the attraction and retention of high quality staff across the public service, including in education, policing, nursing and community services.

        Finance costs are expected to decline by an average 0.5 per cent annum over the forecast period. This mainly reflects the flow-through impact of lower interest rates as the debt portfolio gradually matures and is refinanced.

        However, the decline in finance costs is more than offset by projected growth in depreciation expenses of around 5.4% per annum on average over this period. The investment in depreciation expenses is due to the substantial investment in new infrastructure to be undertaken over this period.

        Growth in total operating expenses is expected to moderate to 1.4% in 2003-04, mainly reflecting the completion in 2002-03 of a four-year program of election commitments in relation to various grants programs.

  Budget Result 2001-02

        The general government operating surplus was $273 million in 2001-02, compared with the budget estimate of $509 million and the 2001-02 revised estimate published in the 2002-03 Budget Paper in May 2002 of $765 million.

        The actual operating result remained in surplus despite the impact of a downturn in international equity markets on superannuation expenses.

  Revenue

        Total general government revenue for the year ended 30 June 2002 was $25,363 million, compared to a budget estimate of $23,466 million. This increase of $1,898 million or 8.1% against budget was due to:

  •
  increase of $878 million from taxation revenue, mainly due to stronger than anticipated property market activity;

  •
  increase of $562 million from Commonwealth grants, mainly relating to education, health and new home owner's grants; and

  •
  increase of $344 million from sale of goods and services and other revenue.

  Expenses

        General government operating expenses totalled $25,090 million, compared with the budget estimate of $22,957 million and a revised estimate of $24,242 million. The increase of $2,133 million or 9.3% from the original budget was due to the following factors:

  •
  unexpected increase of $1,088 million in superannuation expenses as a result of poor equity market performance;

  •
  increase in expenses on Commonwealth—State programs of approximately $240 million, mainly for schools and new home owner's grants;

  •
  one-off expenses of approximately $370 million including downward revaluation of fixed assets and forests, amortisation of motor vehicle leases and write-off of bad debts relating to fines in the Department of Justice;

  •
  miscellaneous revenue raised by agencies from external sources that were used to fund a range of activities; and

  •
  new policy initiatives of approximately $180 million.

        Total expenses would have been approximately 5.0% higher than the original budget estimate if the impact of a negative investment performance in the superannuation funds were excluded.

        The table below details for Budget Result for 2001-02 compared to the published 2001-02 published estimates.

VICTORIA'S GENERAL GOVERNMENT SECTOR STATEMENT
OF FINANCIAL PERFORMANCE FOR 2001-02
($ million)

	2001-02 Actual	2001-02 Budget	Variance	Variance %
Revenue
Taxation	8,854.2	7,976.5	877.7	11.0
Fines and regulatory fees	424.4	374.2	50.2	13.4
Investment revenue	1,002.4	938.2	64.2	6.8
Grants revenue	11,873.3	11,311.7	561.6	5.0
Sale of goods and services and other revenue	3,208.7	2,864.8	343.9	12.0
Total Revenue	25,363.0	23,465.5	1,897.6	8.1
Expenses
Employee entitlements	8,893.7	8,411.5	482.2	5.7
Superannuation	2,595.2	1,506.9	1,088.3	72.2
Depreciation and amortisation	937.6	895.0	42.6	4.8
Borrowing costs	472.8	477.6	-4.8	-1.0
Grants and transfer payments	4,175.5	3,954.9	220.6	5.6
Supplies and consumables and other expenses	8,014.8	7,711.0	303.8	3.9
Total Expenses	25,089.6	22,957.0	2,132.6	9.3
Operating surplus	273.4	508.5	-235.1	-46.2

Source: Department of Treasury and Finance

Government Finance Statistics Format—Cash Basis

  General Government Sector Historical and Recent Trends

        The table below shows the trends in general government sector aggregate cash flows over the period 1997-98 to 2002-03. The data from 1997-98 include the transactions of government schools and the arts institutions on a gross operating basis as well as the full trading operations of TAFE institutes and hospitals, nursing homes and ambulances.

        Where possible, significant year-on-year variations in operating receipts and payments and abnormal items (in the main related to major business asset sales, the repatriation of surplus cash to the general government sector from non-budget agencies, and three special payments to reduce the State's unfunded superannuation liability) have been footnoted.

        The table highlights improvements in Victoria's aggregate general government performance in recent years, as demonstrated by the marked increase in net cash flows from operating activities ($783 million in 1995-96 compared to $3,096 million in 2001-02). Net cash flows from operating activities is projected to total $1,596 million in 2002-03, a decrease of $1,500 million compared to the 2001-02 result of $3,096 million.

VICTORIA'S GENERAL GOVERNMENT SECTOR CASH FLOW STATEMENT—HISTORICAL SERIES
($ million)

	1998-99 Actual	1999-00 Actual	2000-01 Actual	2001-02 Actual	2002-03 Budget
Taxation	8,846	9,719	8,533	8,707.7	8,788
Regulatory fees and fines	272	306	302	302.1	430
Grants	7,480	7,735	10,370	11,878.5	11,752
Sales of goods and services	1,659	1,776	1,957	2,551.9	2,052
Interest received	202	195	301	302.7	338
Dividends received	932	888	798	502.6	406
Other receipts	1,430	1,238	1,053	1,246.3	1,343
Total receipts from operating activities	20,821	21,857	23,314	25,491.9	25,110
Employee entitlements	-7,041	-7,378	-7,962	-8,691.6	-8,844
Superannuation	-2,083	-1,370	-1,898	-1,030.0	-1,758
Grants and Transfer Payments	-3,598	-3,363	-3,757	-4,205.1	-4,117
Supplies and Services	-5,796	-6,373	-7,077	-8,016.6	-8,314
Interest paid	-732	-448	-464	-452.6	-479
Total payments from operating activities	-19,250	-18,931	-21,158	-22,395.8	-23,513
Net cash flows from operating activities	1,571	2,926	2,155	3,096.1	1,596
Sales of property plant and equipment	211	187	150	123.4	79
Purchases of property plant and equipment	-1,327	-1,208	-1,629	-1,886.4	-1,927
Net privatisation proceeds & other abnormals	3,344	—	—	-13.1	-218
Net customer loans repaid	309	122	98	71.3	2
Net purchases of investments	390	-1,091	-689	-566.9	519
Net cash flows from investing activities	2,927	-1,991	-2,071	-2,271.7	-1,546
Net proceeds of borrowings	-4,718	-766	-72	-63.0	-19
Net cash flows from financing activities	-4,718	-766	-72	-63.0	-19
Net increase in cash held	-221	169	13	761.4	32
Cash at beginning of reporting period	940	719	889	901.8	878
Cash at end of reporting period	719	889	902	1,663.2	909

Source: Department of Treasury and Finance

  Receipts from operating activities

  •
  includes effects of GST grants from 2000-01 onwards.

  Payments from operating activities

  •
  Major annual subsidy payments for electricity supplied to the Portland aluminium smelter under the flexible tariff agreement commenced in 1992-93 and ceased in 1997-98.

  Investing activities

  •
  1998-99 sale of the remainder of the electricity businesses ($361 million), gas businesses ($4,690 million), Victorian Plantations Corporation ($550 million), Aluvic ($401 million), V/line Freight ($20 million), offset by a special payment to reduce the State's unfunded superannuation liabilities ($2,574 million).

Public Debt

        As at 30 June 2002, the public sector debt of the state of Victoria amounted to $9,047 million ($9,084 million as at 30 June 2001) of which the largest components were $6,230 million for the Budget Sector agencies and $2,650 million for the Non-Budget supported authorities. See the table headed "Direct, Guaranteed and Contingent Debt" below.

Guaranteed Debt

        In addition to debt directly incurred by the Government, the State also guarantees borrowings by its statutory authorities. In the past, these authorities borrowed in their own name domestically and, in certain limited cases, overseas, but these activities have since been taken over by TCV. The authorities may now borrow only from TCV with the Government guaranteeing all obligations thus incurred. The obligations are only payable in the event that the primary obligator does not meet its obligations and the guarantee is called upon.

        A further category of guaranteed debt is comprised of obligations of government financial institutions (see table below). The table reports gross liabilities but, in many cases, the liabilities will be supported by assets much in excess of the liabilities.

        All liabilities of Government Financial institutions incurred for the purpose of making loans to public authorities, where guaranteed or otherwise supported by the Government of Victoria, are netted off the liabilities of the financial institutions shown in the table and included in the table headed "Direct, Guaranteed and Contingent Debt" below as debt of such public authorities. TCV on lends the majority of its liabilities in this manner.

Indirect Obligations of Listed Financial Institutions at 30 June

	Contingent Liability
Financial Institution
	1998	1999	2000	2001	2002
	($ millions)
Tricontinental and Subsidiaries	1	1	1	1	1
State Bank Victoria	300	300	300	300	300
State Insurance Office	0	0	0	0	0
Treasury Corporation of Victoria	0	0	0	0	0
Victorian Managed Insurance Authority	165	65	65	61	61
Victorian WorkCover Authority	6	2	2	1	5
Transport Accident Commission	0	0	0	0	0
Total	472	368	368	363	367

Source: Department of Treasury and Finance, Victoria.

        In addition to guaranteeing the debt of its authorities, the State also guarantees the liabilities of certain private sector organisations, principally for educational or community purposes, but also as a means of supporting economic policy initiatives in certain circumstances.

        The estimated amount of such guaranteed and contingent debt as at 30 June 2002, was $167 million (as compared with the actual amount of $219 million at 30 June 2001). The table below outlines debt of the Government of Victoria at 30 June in each of the years indicated. It should be noted, however, that the table does not include data relating to the Government's financial institutions shown in the above table.

Direct, Guaranteed and Contingent Debt
$ millions as at 30 June

	1998	1999	2000	2001	2002
Direct Debt
Cash Management Account	—	—	—	—	—
Budget Sector Debt Portfolio(1)	10,997	6,516	5,635	5,797	5,820
Transport Leases(2)	39	—	—	—	—
Computer Lease Facility	—	—	—	—	—
Mobile Radio Network	—	—	—	—	—
Motor Vehicle Leases	201	201	177	240	230
Other Leases	104	185	55	37	36
Total Direct Debt	11,341	6,902	5,867	6,074	6,086
Guaranteed and Contingent Debt(3)(4)
Budget Supported Authorities
Hospitals	49	51	44	40	20
Other	68	29	153	112	124
Total Budget Supported Authorities	117	80	197	152	144
Total Direct Debt and Budget Supported Authorities	11,458	6,982	6,064	6,226	6,230
Non-Budget Supported Authorities
Aluminium Smelters of Victoria Pty Ltd(5)	98	—	—	—	—
Docklands Authority	—	5	87	116	161
Electricity Industry(6)	2	—	—	—	—
Metropolitan Water Industry(7)	2,366	2,322	2,221	2,229	2,227
Director of Housing(8)	—	—	—	—	—
Gas Industry(9)	1,529	—	—	—	7
Non-Metropolitan Water Industry(10)	266	194	141	131	116
Port Industry(11)	102	100	84	73	71
Other	110	128	83	90	68
Total Non-Budget Supported Authorities	4,473	2,749	2,616	2,639	2,650
Other Guaranteed Debt (including Guaranteed Debt of Private Sector Organisations)
Co-Operative Housing Societies	195	143	111	100	79
Other	147	140	137	119	88
Total Guaranteed Debt of Private Sector Organisations	342	283	248	219	167
Total Guaranteed and Contingent Debt	4,815	3,032	2,864	2,858	2,817
Total Direct, Guaranteed and Contingent Debt	16,273	10,014	8,928	9,084	9,047
Less Intra-Sectoral Debt(12)	526	—	—	—	—
Total Direct, Guaranteed and Contingent Debt(13)	15,747	10,014	8,928	9,084	9,047

(1)
Reflects the obligations of the Budget to TCV including the major portion of transport debt assumed by TCV and debt previously classified as Financial Agreement, Commonwealth State Housing Agreement, State Works and Housing Act debt and other Commonwealth Agreements. This debt was previously debt of the Capital Works Authority. The CWA ceased operations effective from 31 January 1994. From 1 February 1994 the Treasurer commenced borrowing directly from TCV in the name of the Treasurer and on behalf of the State of Victoria. The fall in the BSDP during 1998-99 is mainly due to the application of net privatisation proceeds and surplus operating cash to debt retirement, including the repayment of the transport debt and Commonwealth State Housing Agreement debt.

(2)
Related to the sale and leaseback of transport equipment undertaken in 1989 and 1990 which were previously classified as operating leases. The leases were terminated in June 1999.

(3)
Includes financial leases, overdrafts and security deposits which may not, in all circumstances, be guaranteed.

(4)
Amounts denominated in foreign currencies are translated to Australian dollars at exchange rates prevailing at 30 June for each year shown.

(5)
The reduction in the Aluminium Smelters of Victoria Pty Ltd ("Aluvic") debt during 1993-94 is partially due to the assumption of $274 million of its debt by the BSDP. In August 1998, Aluvic was privatised with the net sale proceeds applied to retiring debt in the BSDP.

(6)
During 1995-96 the following electricity bodies were sold: United Energy Ltd, Solaris Power Ltd, Eastern Energy Ltd, PowerCor Australia Ltd and Citipower Ltd. As the debt of these bodies is no longer part of the debt of the electricity industry, the adjustment required to restate the debt of the electricity industry to its original historic capital value has been reduced accordingly. The adjustment made to the 30 June 1996 electricity debt was $495.6 million. During 1996-97 the following electricity bodies were sold: Yallourn Energy, Hazelwood, Loy Yang B and Loy Yang A. Due to a change in accounting policy for the 1996-97 financial year, the adjustment restating the electricity industry debt back to its original historical value was not made. The reduction in debt during 1997-98 was due to the privatisations of Power Net and Southern Hydro. The privatisation of the electricity of the electricity industry was completed in 1998-99 with the sale of Generation Victoria trading as Ecogen.

(7)
During 1994-95, restructuring occurred in the metropolitan water industry with the establishment of four new statutory corporations and authorities. The debt of the former Melbourne Water Corporation was transferred to the new bodies at the recorded book value of Melbourne Water Corporation. 1995-96 was the first full year of operations for the retail companies.

(8)
The extinguishment of the Director of Housing's debt resulted from a debt restructure during 1997-98 with the majority of the debt being forgiven.

(9)
In 1994-95, two statutory corporations and authorities were established. The debt of the former Gas and Fuel Corporation was transferred to the new bodies at the recorded book value of the Gas and Fuel Corporation. During 1998-99, the following gas entities were sold: Westar/Kinetik, Multinet/Ikon, Stratus/Energy 21, and Transmission Pipelines of Australia. During 2001-02 Victorian Energy Network Corporation incurred debt of $7.2 million.

(10)
The rural water sector consists of Goulburn Murray Water, Southern Rural Water, Sunraysia Rural Water, Wimmera-Mallee Water and First Mildura Irrigation Trust. The regional urban water sector consists of Lower Murray Water, Grampians Region Water, Coliban Water, Goulburn Valley Water, North East Water, Glenelg Region Water, Portland Coast Water, South West Water, Central Highlands Water, Barwon Water, Western Water, Westernport Water, South Gippsland Water, Central Gippsland Water and East Gippsland Water.

(11)
The port industry consisted of the Port of Melbourne, Port of Portland and Port of Geelong. The Port of Portland was sold on 6 March 1996. The Port of Geelong was sold on 1 July 1996. In March 1996 the Port of Melbourne was split into three Government owned entities—Melbourne Port Corporation, Melbourne Port Services Pty Ltd. and Victorian Channels Authority. Melbourne Port Services Pty Ltd has been subsequently sold.

(12)
Debt owed by public authorities to the Government of Victoria.

(13)
Excludes guarantees in relation to the obligations of the State's financial institutions.

Source: Department of Treasury and Finance, Victoria.

Contingent Liabilities—Principal Public Authorities

        As indicated under "Guaranteed Debt", Victoria has guaranteed the borrowings of, or TCV (or its predecessor VicFin) has borrowed and on-lent funds to, many of the State's public authorities. Where these public authorities are wholly or in large part independent of funding from the Consolidated Fund they are referred to as the non-budget sector. These are enterprises established by legislation, such as the electricity, gas and water utilities owned by the Government. These corporations are supervised by State Government-appointed Boards or Commissions and have a substantial degree of autonomy within the limits of their respective legislation. Generally, they are subject to overview by the relevant Victorian Government Minister and their operating results are, or at the direction of the relevant Minister are, subject to audit by the Auditor-General of Victoria. Their annual reports, which incorporate audited financial statements, must be tabled in the State Parliament.

        The operations of these public authorities are largely self-financing from charges for services and are independent of the Victorian Government's annual Budget, although the Victorian Government controls their borrowing programmes, requires some to make contributions to its Budget, makes grants and loans for special purposes and is either directly or contingently liable for the debt of such bodies.

  Electricity Supply Industry

        Historically, the electricity industry in Victoria was dominated by a single vertically integrated State-owned authority of the SECV, which was responsible for the generation, transmission and distribution throughout all regions. Electricity prices were set by the State Government regulation to cover SECV costs plus any returns required by the Government as the owner.

        Fundamental reform of the electricity industry commenced in 1991 with the CoAG agreement signed by Commonwealth Government and all States in order to implement:

  •
  Restructuring of the electricity supply industry into separate elements of generation, transmission, distribution and retail supply; and

  •
  Introduction of competition into generation and retail supply segments via the establishment of a national electricity market.

        The measures were deemed to increase efficiency of electricity supply infrastructure and provide low-cost electricity as a result of the pressures on electricity businesses to reduce costs, align tariffs with costs and use assets more efficiently.

        The National Electricity Market (NEM) consisting of a wholesale market for the supply and purchase of electricity combined with an open access regime for use of the transmission and distribution networks in the participating jurisdictions of Victoria, New South Wales, South Australia, Queensland and the Australian Capital Territory in now in operation. The market began operating in December 1998 and is managed by a single autonomous entity of the National Electricity Market Management Company Limited (NEMMCO). System operating procedures are supervised, administered and enforced by the National Electricity Code Administrator Limited (NECA).

        Concurrently, the reform program of Victoria's Electricity Supply Industry ("ESI") was completed in 1999 with the privatisation of all of the State's electricity distribution, generation and transmission assets (the 1998-99 Annual Securities Report provided extensive details on the reform). The former vertical integrated authority of the SECV was disaggregated into five distribution businesses, seven generator companies, a high voltage transmission network and two service businesses and sold for cash proceeds of $21,251 million. The majority of sales proceeds were directed towards the reduction of State debt and liabilities, with an allocation set aside to meet the remaining onerous obligations of electricity supply contracts to the Portland and Point Henry aluminium smelters that have been retained by the remaining SECV shell.

  Residual Government Commercial Interests in Electricity

        In 2001-02, Victoria was entitled to a 29% share of the net proceeds from the sale of electricity to the National Electricity Market by Snowy Hydro Trading Pty Ltd (SHT). SHT traded the electricity produced by Snowy Mountains Hydroelectric Authority (SMHEA), a Commonwealth statutory body established to own and manage the Snowy Mountains Scheme. On 28 June 2002, the Scheme and SHT were corporatised under a new name, Snowy Hydro Limited (SHL). SHL is a company registered in the State of New South Wales and owned by the New South Wales, Victorian and Commonwealth Governments, with shareholdings of 58%, 29% and 13% respectively. The SECV holds the State of Victoria's 29% shareholding of SHL.

        In 2001-02, the SECV's entitlement to net proceeds of electricity traded on behalf of SHL was $38.8 million ($46.4 million in 2000-01).

        When the SECV (the former government owned vertically integrated electricity provider) was disaggregated in 1994, the SECV shell was left with a residual electricity power trading function to operate in the national electricity market. The current activities of the SECV shell consist of a trading function in selling electricity exclusively to the Portland and Point Henry aluminium smelters under the trading name "Vicpower Trading". Electricity is supplied to the aluminium smelters pursuant to the terms of the Electricity Supply Agreements (ESA) with risk management of the onerous contractual obligations partly mitigated and managed through a hedge contract referenced to the output from the Loy Yang B power station. Remaining onerous obligations of the ESA contracts are met through SECV retained assets and distributions from the SECV shell. Previous non-trading function of the SECV shell encompassing peripheral matters in winding-up the residual assets and liabilities of former State statutory authorities have been transferred to other Government departments.

        Below is a summary of the financial performance of the SECV as at 30 June 2002.

Summary of Financial Performance as at 30 June 2002

SECV	($ million)
Operating revenue	124.5
Net Profit after Tax	230.4
Tax expense*	—
Assets	1,673.1
Liabilities	1,257.6
Borrowings	0

* The SECV was not subject to the State Equivalent Income Tax.

Source: 2001-02 Annual Report

  Gas Industry Reform

        The reform of Victoria's gas industry was completed in 1999 (the 1998-99 Annual Securities Report provided extensive details on the reform). The three "stapled" gas distribution and retail businesses, the gas transmission business and various other assets were sold for cash proceeds summing $6,348 million. The applications of the sales proceeds were mainly directed towards the reduction of state debt. The remaining proceeds were applied towards the reduction of the State's unfunded superannuation liabilities.

  Residual Government Gas Businesses

        Since the privatisation of the Victorian gas industry in 1999, a properly functioning and efficient gas market has been established. The new market structure in Victoria is designed to facilitate efficient and effective market operations providing participants with clear market signals. Government participation is confined to those parts of the market where competition is unlikely to prevail, because of some form of monopoly or market power.

        The wholesale market structure where the operation and ownership of the gas transmission pipeline network is separated between the independent system operator (VENCorp) and GasNet respectively is working efficiently, with third party provisions in place and understood by all industry participants. The distribution system consisting of the low-pressure gas pipeline network is owned and maintained by the three distribution companies. Gas retailers sell gas to contestable customers in their own right and provide natural gas to non-contestable customers under agency arrangements with Gascor Pty Ltd.

        Gascor Pty Ltd, a corporatised Government Business Enterprise (GBE), remains operating as a gas trading company. The entity no longer has any physical operating assets (i.e. gas pipelines, storage facilities or metering systems) after the privatisation of the gas industry by the State in the 1999 financial year. The current role of Gascor in the Victorian gas market is to purchase natural gas under the terms of the Gas Supply Agreement (GSA) from the Bass Strait petroleum exploration permit operated by Esso/BHPP, and on-sell the gas to the three major private participant retailers namely (1) TXU Pty Ltd, (2) Origin Energy Pty Ltd and (3) AGL Victoria Pty Ltd. Following the introduction of Full Retail Contestability (where all gas consumers are free to choose their gas suppliers) in the Victorian gas market in October 2002, Gascor will no longer derive agency profits from gas sales to non contestable consumers. In 2001-02, Gascor earned a net profit after tax of $86.5 million and remitted $66 million in dividends to the State.

        VENCorp, a substantially non-profit organisation, was originally established as the system operator for the Victorian gas transmission network and operated the distribution networks under contract to the distribution businesses. VENCorp's current functions include the operation of the wholesale gas market, the delivery of critical components of Full Retail Contestability for the Gas Industry in Victoria, the provision of electricity transmission network services, and a system planning role for the gas and electricity supplies in Victoria. VENCorp also has responsibilities for the management of emergencies in the electricity and gas industries.

        Both entities are wholly owned by the Government of Victoria. Gascor is responsible to the Treasurer of Victoria and VENCorp responsible to the Minister of Energy & Resources.

        Below is a summary of the financial performance as at 30 June 2002.

Summary of Financial Performance
as at 30 June 2002 ($ million)

	VENCorp *	Gascor Pty Ltd
Operating revenue	—	1,078.2
Net Profit after Tax and Extraordinary Items	-19	86.5
Dividend paid	—	66
Tax expense	—	37.1
Assets	52	353.8
Liabilities	44	314.5
Borrowings #	7.2	62.6

*
The operating deficit in 2001-02 was mainly due to lower Electricity Transmission Use of System (TUOS) income from the mild summer in 2001-02 and reduced TUOS charges to refund the over-recovery in the previous year. VENCorp operates on a full cost recovery (non-profit) basis.

#
Gascor has borrowings consisting of $62.6 million in bank overdrafts. Gascor has no long-term debt.

Source: 2001-02 Annual Reports

Government Gas Businesses Contingent Liabilities

  Litigation arising out of the Longford Fire and Explosion

        Gascor (together with certain of its subsidiaries which were the sellers of Victoria's now privatised gas industry assets together with the State and several other State related parties) is named as a third party in a class action in the Supreme Court of Victoria arising from the fire and explosion at Esso and BHPP's gas plant at Longford in September 1998.

        The proceeding was initially instituted against Esso Australia Ltd and Esso Australia Resources Ltd (together Esso) on behalf of Victorian gas users and stood down workers who are alleged to have suffered losses during the Longford incident. Esso in turn filed a third party claim in the proceedings against Gascor et al.

        Gascor et al deny any liability and are vigorously defending the proceedings.

        Gascor et al have filed fourth party claims in the proceedings against BHP Petroleum (Bass Strait) Pty Ltd and Gascor et al's insurers for contribution and indemnity.

        The buyers of Victoria's privatised gas industry assets are also joined as fourth parties in the proceedings. Gascor et al are claiming that under the privatisation arrangements they are entitled to recover any liability they may be found to have, from the buyers of Victoria's privatized gas industry assets.

        The first stage of the trial of the representative proceedings commenced on 3 September 2002 in the Supreme Court and is expected to conclude during 2002. This could resolve the matter if Esso is found not to be liable and that finding is not appealed. The State's position is derivative on Esso's. If Esso has no liability so too the State will have no liability. If, however, it is found that Esso has no liability and that finding is appealed or if Esso is found to have liability Gascor et al's position is unlikely to be resolved in the short term.

        It is not considered appropriate to make provision at this stage for an adverse finding against Gascor et al.

  Metropolitan Water Businesses

        The Victorian Government introduced structural changes to the former Melbourne Water Corporation on 1 January 1995 as part of a comprehensive program of reform. These changes paved the way for the creation of retail businesses which now compete by comparison. Retail water, sewerage, and trade waste services are provided by three independent, Government-owned companies—City West Water, South East Water and Yarra Valley Water.

        Melbourne Water Corporation acts as the wholesale provider of water and sewerage services to these companies and retains responsibility for drainage services. Melbourne Water Corporation is a statutory corporation under the Melbourne Water Corporation Act 1992 and a re-organising body under section 13 of the State Owned Enterprises Act 1992.

        The three retail companies have been incorporated and operate under Corporations Law, with the Government as shareholder. As State Owned Companies under the State Owned Enterprises Act 1992, they are required to operate according to specific principles and practices.

        In 2001-02, the four water businesses collectively achieved a pre-tax operating profit of $476.9 million, which was above the result achieved last year ($448.4 million). This was mainly underpinned by the unexpected strength of land development in the inner metropolitan, western and south eastern growth corridors. The strong developer revenue in selected areas offset lower volumetric sales resulting from milder temperatures during the 2001-02 summer.

        Total net profit after tax for the four businesses was $340.8 million in 2001-02, which was lower than the $350.1 million result in 2000-01. The combined higher income tax expense for 2001-02 compared with that of the previous year was the most significant factor for the lower net profit result. From 1 July 2001, the metropolitan water businesses came under the National Income Tax Equivalent System, administered by the Australian Taxation Office. Under the NTES, developer revenue is subject to tax.

        From 1 July 2001, metropolitan water, wastewater and drainage charges increased by 4.9%.

Summary of Financial Performance for year ended 30 June 2002

	Melb. Water Corporation		City West Water Ltd.		Yarra Valley Water Ltd.		South East Water Ltd.
Net profit before tax	$185.8	m	$100.1	m	$79.0	m	$112.0	m
Net profit after tax	$130.3	m	$74.0	m	$58.9	m	$77.6	m
Interest Cover	3.4	x	10.5	x	3.4	x	6.7	x
Debt to total assets	38.5%		22.9%		39.2%		28.7%
Return on Assets	8.8%		17.0%		8.7%		12.2%
Return on Equity	9.9%		20.2%		9.6%		12.7%

  Port of Melbourne

        The Port of Melbourne is the largest container and one of the largest general cargo ports in Australia. The Port is the major transport hub for south-eastern Australia and is close to major transport operators and container parks, and has direct links to the State's extensive freeway network together with the national and interstate rail networks. The Port continued its growth during 2001-02:

  •
  total port trade (revenue tonnes) increased by 8.1%;

  •
  overseas exports, in terms of revenue tonnes, increased by 7.9% to 15.4M revenue tonnes;

  •
  the port handled 1.42M containers (twenty foot equivalent units) compared to 1.32M in 2000-01.

        The Port of Melbourne continues to offer the lowest total port and related charges of any Australian port, as measured on a dollar ($) per twenty foot equivalent unit basis. These charges have decreased from $98 in 1994 to $61 in 2002 (source: Bureau of Transport Economics).

  Port Reform

        As part of an extensive port reform program over the 1990s, three government-owned port corporations have been established. These corporations are:

  •
  the Melbourne Port Corporation (MPC), responsible for the landlord function and for managing the land, berths and other infrastructure at the port of Melbourne and planning future development of the port;

  •
  the Victorian Channels Authority (VCA), responsible for establishing, managing, dredging and maintaining the channels in port waters including the port of Melbourne, port of Geelong, port of Hastings and port of Portland and to direct and control the movement of vessels; and

  •
  the Hastings Port (Holding) Corporation (HPHC) responsible to ensure that a port operator exists in that port at all times and to administer any port operation agreement in force for the Port of Hastings (located in Western Port Bay).

        The financial statements for all three corporations for the financial year ended 30 June 2002 are summarised below:

Summary of financial performance Year ended 30 June 2002
($ million)

	Melbourne Port Corporation	Victorian Channels Authority	Hastings Port (Holding) Corporation
Total Assets	$669.4	$155.3	$22.6
Total Liabilities	$99.3	$5.5	—
Equity	$570.1	$149.8	$22.6
Net Operating Profit/(Loss) After Tax	$21.5	$4.2	$(0.55)
Total Borrowings	$68.7	nil	nil
Current asset position	Cash holdings $5.7	Cash holdings $14.2	Cash holdings $0.3
	Receivables $6.5	Receivables $3.3	Receivables $0.5

  State Bank of Victoria and Tricontinental

        The State acquired Tricontinental in December 1990 when it sold the State Bank of Victoria to the Commonwealth Bank of Australia ("CBA"). At the time of the acquisition, Tricontinental assumed responsibility for loan and other assets totalling $3,556 billion.

        Since Tricontinental was acquired by the State, its objective has been to realise its loan portfolio and minimise the loss to the State. The major strategic directions concerning the realisation of the loan portfolio have now been taken.

        As at 31 December 2001, Tricontinental had assets of $54 million and net assets of $49 million. Tricontinental's deficiency of $1,330 million as at 31 December 1993 was absorbed by the State when it assumed Tricontinental's debt obligations during 1994.

        The contract for sale of the State Bank of Victoria also contained a number of warranties and indemnities which provided for the CBA making claims on the State. The period of notice for claims has now expired and no further payments are expected.

  Victorian Managed Insurance Authority

        On 1 October 1996 the Victorian Managed Insurance Authority ("VMIA") was established by the Victorian Managed Insurance Authority Act 1996. The VMIA acts as an in-house insurer and facilitates risk management for departments and other "participating bodies" (predominantly budget sector agencies), providing cover for industrial special risk, products liability and contract works.

        VMIA charges premiums to its client agencies, purchases substantial reinsurance cover in the private market, and invests its financial assets to meet future claims. The residual risk, above VMIA's assets and the reinsurance cover purchased by VMIA, is borne by the State.

        From 1 July 1998, the VMIA took on responsibility for residual quantifiable claims (mainly asbestos-related) from the State Electricity Commission of Victoria, and for the public healthcare agencies insurance program from the Department of Human Services. The VMIA is also the successor in law to the State Insurance Office of Victoria (SIO) and has assumed responsibility for SIO's residual assets and liabilities.

        At 30 June 2002, VMIA had outstanding claims liabilities of $465.7 million, total assets of $519.5 million and net assets of $53.8 million.

  Rural Finance Corporation

        The Rural Finance Corporation ("RFC") is a specialist lender to Victoria's rural community with total assets of $533 million and net assets of $172 million as at 30 June 2002. RFC's lending is directed mainly to farmers for a range of purposes including land purchase, farm improvements, developmental activities and the refinancing of mortgages.

        The Rural Finance Corporation is also responsible for administering a number of Government programs, which provide assistance to the rural sector. These programs are focused on improving productivity and efficiency and provide assistance in the form of carry-on finance, assistance with debt reconstruction and interest subsidies to farmers who have strong financial prospects within the industry.

  Housing Finance

        Adequate housing for every Victorian is a policy aim for the State.

        To achieve the aim, the State has provided some financing to low to moderate income earners to enable them to purchase their own home. In addition, the State also provides public rental housing for people that cannot afford housing rental through the private sector housing rental market.

        The home loans program is managed by the Home Finance branch of the Department of Human Services. The National Mortgage Market Corporation Limited a wholly owned subsidiary of Bendigo Bank Limited, is the Portfolio and Client Services Manager. At 30 June 2002 Home Finance had outstanding loan assets of $249 million, total assets of $396 million and net assets of $234 million. Its loan portfolio is steadily declining as the rate of discharges and prepayments exceeds new lending. The need for new State supported home lending remains subdued due to the competitive private sector market for housing finance and the low interest rate environment.

  Victorian WorkCover Authority

        The Victorian WorkCover Authority ("VWA"), commenced operation on 1 December 1992, as the successor in law to the Accident Compensation Commission, VWA operates an accident compensation scheme for the compensation and rehabilitation of injured and disabled workers. It also has responsibility for regulation, inspection and enforcement of occupational health and safety requirements.

        Employers are required to insure with VWA at premium rates set by VWA and based on an average premium rate (approved by the Government on the recommendation of VWA), the employer's payroll, and the claims experience of the employer's industry or the individual employer (in the case of larger employers). Some very large employers who meet specific financial stability criteria may self-insure. Claims management services are provided to employers by accredited agents, mostly private sector insurance companies.

        The VWA launched Strategy 2000 in November 2000, as the key outcomes of the WorkCover system were not improving.

        Major initiatives have focussed on three core areas:

  •
  increasing the emphasis on prevention;

  •
  developing more effective claims management; and

  •
  revitalising the VWA.

        The prevention activity has targeted employers in under-performing industries/employers, work-related fatalities, major hazard facilities and soft tissue injuries. The VWA's targeted activities show early signs of success with a reduction in claims in the targeted industries. A key initiative in improving prevention performance has been a review of the premium system to provide incentives for employers to improve their health and safety performance and make the system simpler.

        Developing more effective claims management has been a key focus which has included implementing a new claims management model that has resulted in a more active approach to claims management by a new panel of seven agents appointed in April 2002.

        As at 30 June 2002, VWA had assets of $5,251 million and liabilities of $6,032 million yielding net liabilities of $781 million.

  Transport Accident Commission

        The Transport Accident Commission ("TAC") was established in 1986 to provide compensation to transport accident victims. The scheme under which compensation is provided is a "no-fault" scheme and is funded primarily by premiums paid by vehicle owners, supplemented by investment income earned on funds held to meet the costs of future claims.

        At 30 June 2002, the scheme had assets of $5,565.7 million and liabilities of $4,875.4 million yielding net assets of $690.3 million (compared with $940.8 million as at 30 June 2001). However $110 million of assets is held as a reserve for funding accident prevention programs ($90 million was paid out of the total reserve of $200 million during 2001-02). After allowing for the reserve, the TAC is fully funded with a funding ratio (net tangible assets to outstanding claims liabilities) of 110.7% as at 30 June 2002 (compared with 115.3% at 30 June 2001).

  2006 Commonwealth Games

        In winning the bid to host the 2006 Commonwealth Games in Melbourne, the State entered into two key contracts:

  •
  endorsement contract with the Australian Commonwealth Games Association; and

  •
  host city contract with the Commonwealth Games Federation.

        Subsequent to winning the rights to host the Games, the Government established the Melbourne 2006 Commonwealth Games Pty Ltd (M2006) as the Organising Committee for the Games with the Premier as the single shareholder. An agreement between the State and the company provides the basis for funding the company from 2001 to 2007.

        Under the Endorsement Contract, the State is obliged to underwrite any shortfall between revenue and expenditure of the Organising Committee for the organisation of the Games. The State has also agreed to buy out the Association's marketing and fundraising rights under the Joint Marketing Program. Also under this contract, any remaining surplus resulting from the Games after the Organising Committee has discharged all financial commitments and other obligations, is to be transferred to the Association. This surplus is, in turn, required to be paid to the State to be used for the benefit of sport in Victoria.

        The Host City Contract specifies the rights and obligations of the Organising Committee in relation to organising the Games. The contract also includes the licence fee payable for broadcast and sponsorship rights and the commitment the State gave in its bid document to offer travel grants to competitors and team officials attending the Games.

        M2006 has an agreement with Nine Network Australia Pty Ltd in relation to broadcast rights to the Games for Australia and Papua New Guinea. The agreement includes certain force majeure and major change provisions, which may be invoked in certain circumstances. M2006 has obtained insurance against the risk of these circumstances arising and resulting in payments becoming refundable to the Nine Network.

  Automated Ticketing

        In May 1994, the Public Transport Corporation (PTC) entered into contracts with the OneLink Consortium to provide automated ticketing and fare collection services to the PTC for its metropolitan public transport services over a period ending in 2007. Service payments under the Automated Ticketing Service Contract will be in the order of $300 million over the term of the contract, on a performance basis. This amount does not include any additional payments relating to variations to the system which have been, or may be, implemented under this contract.

        The Treasurer has guaranteed the payment obligations of the PTC under the terms of the Service Contract. As a result of the restructuring of the public transport system, it is proposed that the rights and obligations of the PTC under the Service Contract are to be transferred to a corporation named Revenue Clearing House Pty Ltd (RCH). The shareholders of RCH are the franchisees of the passenger transport businesses and the Secretary of the Department of Infrastructure, on behalf of the private bus operators. Contract assignment from the PTC to RCH has not yet occurred. However, RCH currently manages the Service Contract on behalf of the PTC under an interim arrangement. After assignment, it is proposed that the Treasurer will guarantee the payment obligations of RCH under the Service Contract.

        In April 2000, OneLink Transit Systems Pty Ltd (OLT) lodged a claim under the Consolidated Service Contract claiming that the scope of the automatic ticketing project was increased. Following extensive negotiations, in May 2002 a staged settlement of all outstanding claims was reached. OLT is to receive $65 million in staged payments contingent upon OLT meeting an improved performance regime with associated incentives and penalties. OLT will also be entitled to certain performance payments over the remaining 5 years of the contract relating to vandalism risk management and revenue growth. Full and final settlement of the claims will follow successful completion of the improved performance trial period in 2002-03.

  Melbourne City Link

        The key arrangements for Melbourne City Link are set out in the Concession Deed which has effect from 20 October 1995.

        Under the arrangements as set out in the Concession Deed and the legislation, the State is responsible for acquiring and paying for the land necessary for the project, paying for certain State works and general project costs. It is also subject to certain compensation claims in the event that it can be shown that Transurban's revenue has been adversely affected by State actions.

        There is currently an outstanding claim from Transurban relating to an alleged 'Appendix Event' and leading to a Material Adverse Effect claim from Transurban in relation to the construction of Wurundjeri Way and widening of the Westgate Freeway. The initial finding of an independent expert appointed under the terms of the Concession Deed was that the Transurban claim was not proved and accordingly he found for the State. As also allowed for under the Concession Deed however, Transurban has invoked the appeal process and has sought further independent assessment through arbitration. That process has now commenced and failing prior settlement is likely to take some time.

        As regards to compensation for land acquisitions, some matters remain in the negotiation/determination phase in an effort to agree the ultimate level of compensation for the acquisitions.

  Public Transport Corporation lease arrangements

        Under various transport lease arrangements made by the Public Transport Corporation, the State of Victoria indemnified the lessors against adverse tax rulings and third party personal injury claims, where the third party is injured by the operation of the equipment during the period of the lease. The last of these lease arrangements was terminated by June 1999. The normal statute of limitations is five years for tax claims and six years for personal injury claims.

  Public transport rail franchise agreements

        During 1999-2000 the Director of Public Transport, on behalf of the Crown, entered into contractual arrangements with franchisees to operate passenger rail transport services in the State. The following summarises the major contingent liabilities arising from those arrangements.

  Contingent liabilities on early termination or expiry of franchise agreements

  New Rolling Stock Lease Direct Agreements

        As part of the franchising arrangements, the franchisee of each passenger rail business has undertaken to provide new rolling stock. Each franchisee is expected to enter into a lease with a third party lessor with respect to this rolling stock. In addition, the Director is expected to enter into rolling stock direct agreements with the respective lessors to protect the State's interest in the rolling stock. In the event of expiry or on early termination of the franchises the Director can either exercise a right to acquire the new rolling stock at predetermined values or the lease payment obligations are transferred to the Director or a successor franchisee. At 30 June 2002, all five rolling stock direct agreements have been entered into (2001—three). The contingent liability of the Director to take over the lease payments only commences upon delivery of the units of new rolling stock. A total of 31 (2001—Nil) units of new rolling stock have been delivered as at 30 June 2002.

  Other Direct Agreements

        The Director is also party to a number of other direct agreements with the providers of key services to franchisees in respect of carrying out their operations. The intention of these agreements is that in the event of a 'Step-in Event' occurring or on early termination or expiry of a franchise that the key services will be (at the option of the Director), continued by the providers for the Director or his nominee under the same terms and conditions as the original contract where the Director or his nominee assumes the rights and obligations of the original franchisee.

  Payments on termination

        On termination of the franchise agreements by expiry or otherwise the Director will have a liability:

  •
  to pay for certain assets and liabilities on the basis set out in the agreements. If on termination there is a net liability, then franchisees will pay the Director; and

  •
  for termination value payments in respect of designated rolling stock improvements and capital projects (estimated contingent liability at 30 June 2002—$139.3 million (2001—$12.6 million).

  Contingent liability offsets on early termination of franchise agreements

        With respect to any additional costs arising to the Director on the early termination of a franchise, the franchisee must indemnify the Director for any losses, damages or costs incurred by him as a result of the early termination. If the franchisee does not do so, the Director has the right to draw on the franchisee's performance bond for the amount of those losses, damages or costs. These bonds total $235 million (2001—$133.2 million).

        The Director also has a fixed and floating charge over franchisee assets as security for amounts payable by franchisees.

  Contingent liabilities arising from potential changes to existing conditions

        Change in Victorian law:    Franchisees may make a claim against the Director for any net losses incurred as a result of a change in Victorian law which directly relates to the franchise business.

        Latent defects:    If a latent defect is identified in any part of the infrastructure which has been leased to the franchisees, and the cost of rectifying the defect is in excess of a threshold amount, then the Director will indemnify the franchisee for the amount by which the cost of the works to rectify the defect exceeds the threshold amount.

        Pre-existing contamination:    The Director has indemnified franchisees from and against all losses, damages, liabilities, actions, suits, claims, demands, costs and expenses of every kind arising from a failure by the Director to clean-up the land as defined in the infrastructure leases entered into with franchisees.

        Native Title:    The Director is liable for payments of any valid compensation claim to native title holders made under the Native Title Act 1993 or other laws relating to native and aboriginal title in respect of the land as defined in the infrastructure leases entered into with franchisees.

        Net gain and net loss provisions:    On the occurrence of certain events specified in the franchise agreements, including the undertaking of infrastructure works by the State, the franchisees may make a claim against the Director if the franchisee incurs a net loss as a result of those events. The Director also has the right to claim against the franchisees any net gain as a result of those events.

        Other:    Like most commercial arrangements, discussions are being undertaken with the franchisees regarding a range of contractual issues. Some of the claims and disputes previously submitted by the franchisees were settled during the year.

  Contingent Liabilities Arising from Superannuation (Pension) Schemes

        Unfunded liabilities of public sector superannuation schemes result from the decisions of successive Governments since 1926 not to meet the employer share of superannuation benefits for budget sector employees until the benefits are actually being paid. The present level of these liabilities results largely from decisions in the 1960s and 1970s to widen superannuation coverage of budget sector employees and during the 1980s to index benefits paid from the schemes. The unfunded liability is measured as the gap between an actuarial estimate of the present value of employee benefits accrued to date and the amount of scheme assets.

        The increase in the unfunded liabilities over the 1980s and the projected growth in future years, if reforms were not implemented, were of concern to the Government. Accordingly, the Government took steps to reduce the public sector superannuation unfunded liabilities. An agreement which provides for the restructure of the superannuation schemes was signed in October 1993 between the Government and the public sector unions. The restructure measures contained in the agreement had the effect of reducing immediately the unfunded superannuation liabilities by approximately $5 billion.

        From 1 November 1995, budget sector departments and agencies assumed responsibility for meeting accruing superannuation cost through payments from their annual budget. The costs of prior service, however, remain the responsibility of the State and consequently appear on the statement of financial position for general government. The prior service costs are currently funded via an annual payment that is based on actuarial advice.

        In recent times, the State has taken further steps to reduce unfunded superannuation liabilities. During 1997-98, the Government made additional payments of $140 million to the Hospitals Superannuation Fund and $350 million to the Emergency Services Superannuation Scheme to further reduce their respective unfunded liabilities, and during 1998-99 the State allocated privatisation proceeds of $2,574 million and other contributions, over and above normal funding, of $752 million to the State Superannuation Fund to reduce its unfunded superannuation liability. During 1999-2000 the State made an additional payment of $271 million into the Emergency Services Superannuation Scheme, which resulted in the full funding of the scheme. However, the poor performance of world equity markets during 2001-02 has resulted in the Emergency Services Superannuation Scheme returning to a deficit position by $72 million as at 30 June 2002. These adverse returns have also increased the unfunded liabilities associated with the State Superannuation Fund.

        During 1999-2000 the Government adopted a new funding framework with the aim of achieving 100% funding of the Victorian Government's superannuation liabilities by 2035, 15 years ahead of previous estimates.

        In February 2001, the Government implemented a voluntary pension commutation program, the Beneficiary Choice Program, which enabled current pensioners to commute half or all their pension entitlements to a lump sum. Changes to fund rules were made to also provide future pensioners with these same commutation options. Fund actuaries have estimated that the program reduced the unfunded liability of the State Superannuation Fund by $513 million.

        The following table provides details of the unfunded liability for the major Victorian public sector schemes. The figures are subject to change at triennial reviews where independent actuaries may, in light of the schemes' more recent experience, change the assumptions on which their valuation of scheme liabilities are based.

UNFUNDED SUPERANNUATION LIABILITIES
(as at 30 June)

	1998	1999	2000	2001	2002
	$million
Schemes operated principally for Budget Sector Employees
State Superannuation Fund(a)(b)	14,995	11,826	12,908	12,401	13,990
Emergency Services Superannuation Scheme	359	196	0	0	70
Hospitals Superannuation Fund(g)	15	—	—	0	—
State Employees Retirement Benefits Fund(b)	—	—	—	0	—
Transport Superannuation Fund(b)	—	—	—	0	—
Parliament Contributory Superannuation Fund	(14)	(24)	0	0	5
State Casual Employees Superannuation Fund(c)	—	—	—	0	—
Victorian Superannuation Fund(c)	0	0	0	0	0
Constitutionally Protected Schemes(d)	120	135	147	168	174
	15,475	12,132	13,055	12,569	14,239
Schemes operated principally for Non-Budget Sector Employees
Water Industry Superannuation Fund(e)	—	—	—	0	—
Gas & Fuel Superannuation Fund(e)	—	—	—	0	—
Victorian Electricity Industry Superannuation Fund(e)	—	—	—	0	—
Schemes operated principally for Local Government Employees
City of Melbourne Superannuation Fund(f)	—	—	—	0	—
Local Authorities Superannuation Fund(f)(g)	200	—	0	0	0
	200	—	0	0	0
Total	15,675	12,132	13,055	12,569	14,239

(a)
It should be noted that a certain portion of this unfunded liability relates to higher education institutions which are primarily funded by the Commonwealth Government. Based on present cost sharing arrangements with the State, the Commonwealth's share of unfunded liabilities at 30 June 2002 has been valued at approximately $803 million.

(b)
On 31 May 1996 the State Employees Retirement Benefits Fund and the Transport Superannuation Fund merged with the State Superannuation Fund.

(c)
On 31 March 1996, the State Casual Employees Superannuation Fund merged with the Victorian Superannuation Fund.

(d)
Liabilities in relation to constitutionally protected schemes (e.g. pensions payable to Judges) were valued for the first time at 30 June 1998.

(e)
On 1 July 1996, the Water Industry, Gas and Fuel and Victorian Electricity Industry Superannuation Funds were transferred to Commonwealth supervision.

(f)
On 31 October 1995, the City of Melbourne Superannuation Fund was merged with the Local Authorities Superannuation Fund.

(g)
On 1 July 1998, the Local Authorities Superannuation Fund was transferred to Commonwealth supervision and on 1 January 1999, the Hospitals Superannuation Fund was transferred to Commonwealth supervision.

Note: Amounts may not add due to rounding. Where appearing dashes (—) indicate that a scheme was not in operation at that date.

Source: Annual Audited Statements of the Funds and Department of Treasury and Finance survey results.

Foreign Exchange Debt Exposures

        All borrowings of Budget and Non-Budget sector organisations are denominated in Australian dollars and TCV on-lends to participating government authorities in Australian dollars. As such, no foreign exchange exposures can arise from new borrowings. Budget and Non-Budget sector organisations are encouraged to identify foreign currency exposures which arise from business operations and to fully hedge these exposures once they are known and quantifiable.

QuickLinks

Description of The State of Victoria
OUTLINE OF STATE OF VICTORIA
INDUSTRY COMPOSITION OF GDP 2000-01 Percentage Share
EXPENDITURE COMPOSITION OF GDP 2000-01(1) Percentage Share
SELECTED ECONOMIC INDICATORS(B)
INTERNATIONAL EXPORTS FROM VICTORIA BY COMMODITY $ millions
IMPORTS TO VICTORIA BY COMMODITY $ millions
PRIVATE NEW CAPITAL EXPENDITURE VICTORIA SELECTED INDUSTRIAL SECTORS
LABOUR FORCE (Seasonally Adjusted) as at 30 June, Victoria
EMPLOYED PERSONS BY INDUSTRY September 2002, Victoria (Original)
PRICES AND EARNINGS Year ended 30 June
VICTORIAN GSP BY SECTOR (per cent)
GSP/GDP PER CAPITA BY INDUSTRY 2000-01(L) $
MANUFACTURING TURNOVER: VICTORIA ($ millions, current prices)
MINERAL PRODUCTION IN VICTORIA
AGRICULTURAL PRODUCTION IN VICTORIA $ millions
VALUE OF BUILDING COMPLETIONS $ millions
VICTORIA'S GENERAL GOVERNMENT SECTOR ESTIMATED STATEMENT OF FINANCIAL PERFORMANCE 2002-03 TO 2005-06 ($ millions)
VICTORIA'S GENERAL GOVERNMENT SECTOR STATEMENT OF FINANCIAL PERFORMANCE FOR 2001-02 ($ million)
VICTORIA'S GENERAL GOVERNMENT SECTOR CASH FLOW STATEMENT—HISTORICAL SERIES ($ million)
Indirect Obligations of Listed Financial Institutions at 30 June
Direct, Guaranteed and Contingent Debt $ millions as at 30 June
Summary of Financial Performance as at 30 June 2002
Summary of Financial Performance as at 30 June 2002 ($ million)
Summary of Financial Performance for year ended 30 June 2002
Summary of financial performance Year ended 30 June 2002 ($ million)
UNFUNDED SUPERANNUATION LIABILITIES (as at 30 June)